UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Lumos Pharma, Inc.

(Name of Subject Company)

Lumos Pharma, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

55028X 109

(CUSIP Number of Class of Securities)

Richard J. Hawkins

Chief Executive Officer

Lumos Pharma, Inc.

4200 Marathon Blvd., Suite 200

Austin, Texas 78756

(512) 215-2630

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

J. Robert Suffoletta, Jr.

Nathan Robinson

900 S. Capital of Texas Highway

Las Cimas IV, 5th Floor

Austin, TX 78746

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Lumos Pharma, Inc., a Delaware corporation (“Lumos” or the “Company”). The address of Lumos’s principal executive office is 4200 Marathon Blvd., Suite 200, Austin, Texas 78756. The telephone number of Lumos’s principal executive office is (512) 215-2630.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Lumos’s common stock, par value $0.01 per share (“Lumos Common Stock,” and shares of Lumos Common Stock, “Shares”). As of November 6, 2024, there were (i) 8,648,618 Shares issued and outstanding, (ii) 1,638,295 Shares subject to issuance pursuant to options granted by Lumos to purchase Lumos Common Stock (each, a “Lumos Option”) pursuant to Lumos’s 2009 Equity Incentive Plan, 2012 Equity Incentive Plan, and 2016 Equity Incentive Plan (together, the “Lumos Equity Plans”) and the Lumos’s 2010 Non-Employee Directors’ Stock Award Plan (the “Director Compensation Plan”) or otherwise, 572,948 of which were In-the-Money Options (as defined below), assuming the maximum potential Cash Amount (as defined below) of $4.25 per Share, and (iii) 50,051 Shares underlying restricted stock units (each, a “Lumos RSU”) issued pursuant to the Lumos Equity Plans or otherwise.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of Lumos, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer is available online under the “SEC Filings” subsection of the “Financial Information” section of Lumos’s website at https://investors.lumos-pharma.com/investor-relations/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by DPV MergerSub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of DPV Parent, Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), to purchase all of the issued and outstanding Shares, for (i) $4.25 per Share in cash, without interest and less applicable tax withholding (the “Cash Amount”), plus (ii) one non-transferable, unsecured contingent value right per Share, which represents the right to receive additional contingent cash consideration (without interest thereon) payable upon achievement of certain milestones as described in the CVR Agreement (as defined below) (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated November 13, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Purchaser and DPV with the Securities and Exchange Commission (the “SEC”) on November 13, 2024. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of October 22, 2024, by and among Lumos, Purchaser and

Parent, and, solely for the purpose of Section 9.17, DPV, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Lumos (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement, the CTF Agreement and the Support Agreements (in each case, as defined below), the “Transactions”), with Lumos continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Lumos. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Lumos in accordance with Section 251(h) of the DGCL as soon as practicable following Purchaser’s acceptance for payment of Shares in the Offer.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Lumos or owned, directly or indirectly, by DPV Parent or the Purchaser immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL (“Dissenting Shares”) and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”).

At the Effective Time, each Lumos Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full, as if any service- or performance-based vesting conditions had been achieved at the maximum level of achievement. After giving effect to such accelerated vesting, at the Effective Time, each Lumos Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of such Lumos Option by (y) the number of Shares underlying such Lumos Option (the “Company Stock Option Cash Consideration”) and (ii) one (1) CVR for each Share underlying such Lumos Option. At the Effective Time, each Lumos Option that has a per share exercise price that is equal to or greater than the Cash Amount (an “Out-of-the-Money Option”) will be cancelled without any cash payment or issuance of CVRs being made in respect thereof.

At the Effective Time, each then-outstanding Lumos RSU that is not then vested will immediately vest in full and at the Effective Time, each outstanding Lumos RSU, whether vested or unvested, will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount (the “Restricted Stock Unit Cash Consideration”) and (ii) one (1) CVR for each Share underlying such Lumos RSU. Prior to the Effective Time, Lumos will provide that, on or after the Effective Time, no holder of any Lumos Option or Lumos RSU will have the right to acquire any equity interest in Lumos or the Surviving Corporation and that the Lumos Equity Plans, the Director Compensation Plan, and any other equity incentive plans maintained by Lumos are terminated as of the Effective Time. In addition, prior to the Effective Time, Lumos will take all actions necessary to (1) terminate Lumos’s 2010 Employee Stock Purchase Plan (the “Lumos ESPP”), as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (2) provide that as of a date no later than ten business days prior to the Merger Closing Date, all contributions under any current offering period shall cease. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including: (i) that a majority of the outstanding shares of Lumos Common Stock be validly tendered and not validly withdrawn as of the expiration of the Offer; (ii) the absence of any injunction or other order or law that prohibits, enjoins, restrains or makes illegal the Offer or the Merger Closing; (iii) the absence, since the date of the Merger Agreement, of a Material Adverse Event (as defined in the Merger Agreement) that is continuing; (iv) the accuracy of the representations and warranties contained in the Merger Agreement, subject to customary materiality qualifications, and compliance with the covenants and agreements contained in the Merger Agreement as of the closing of the Merger; (v) the aggregate number of Dissenting Shares not exceeding more than 10% of the outstanding Shares as of immediately prior to the Acceptance Time (as defined below); and (vi) the Merger Agreement not being terminated in accordance with its terms (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern time, on December 11, 2024, unless otherwise agreed to in writing by Parent and Lumos. Purchaser may, in its discretion, and shall, at the request of Lumos, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (unless otherwise agreed upon by Parent and Lumos) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived. In no event will Parent or Purchaser be permitted to extend the Offer beyond February 19, 2025, which is the Outside Date of the Merger Agreement, without the prior written consent of Lumos.

Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is P.O. Box 4184, Greenwich, CT 06831. The telephone number of each of Parent and Purchaser is (203) 618-5800.

Lumos has made information relating to the Offer available online under the “SEC Filings” subsection of the “Financial Information” section of Lumos’s website at https://investors.lumos-pharma.com/investor-relations/ and Lumos has filed this Schedule 14D-9, and Parent, Purchaser and DPV have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Lumos, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Lumos or its affiliates, on the one hand, and (i) Lumos’s executive officers, directors or affiliates, or (ii) Parent, Purchaser, DPV or their respective executive officers, directors or affiliates, on the other hand. The Lumos Board of Directors (the “Lumos Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On October 22, 2024, Lumos, Parent, Purchaser, and, solely for the purposes of Section 9.17 thereof, DPV, entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Lumos, Parent, Purchaser and DPV in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Lumos’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Lumos to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Lumos. Additionally, the Merger Agreement contains DPV’s absolute, unconditional and irrevocable guarantee to Lumos of the due, complete and punctual payment, observance, performance and discharge of the Offer Price. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Lumos, Parent, Purchaser or DPV in Lumos’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Lumos to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Lumos, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Lumos, Parent or Purchaser. Lumos’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the Effective Time, the rights of holders of Shares, Lumos Options, and Lumos RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Lumos, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Lumos’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Effective Time, Parent expects to enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”). Each CVR represents the contractual right to receive certain contingent cash payments, subject to applicable tax withholding, calculated as follows:

(i)

upon the first achievement of Annual Global Net Revenue (as defined in the CVR Agreement) in a fiscal year equal to or greater than (a) $500 million, (b) $1 billion, and/or (c) $1.5 billion, a price of $1.00 per share, $1.50 per share, and $2.00 per share, respectively, each calculated during the period beginning on the Merger Closing and ending on December 31, 2037;

(ii)

following the execution of any definitive agreement or series of agreements with any third party (excluding any Company Sale (as defined in the CVR Agreement)), that occurs during the period beginning on the Merger Closing and ending on the 18-month anniversary of the Merger Closing, with respect to the sale, assignment, transfer, license, option, non-assert or other disposition of Lumos’s assets acquired by Purchaser (a) for any exploitation in the cardiometabolic field, or (b) excluding LUM-201, in any other field (each of (a) and (b), a “CVR Transaction”), an amount in cash per CVR equal to 25% of Transaction Proceeds (as defined in the CVR Agreement) after deduction of an amount equal to (a) 50% of the Upfront Cash Consideration (as defined in the CVR Agreement) plus (b) all amounts contributed by Parent in the form or equity investments or loans (including the CTF Agreement (as defined below)) to Lumos to develop the assets involved in the CVR Transaction, allocated pro rata among all holders of CVRs (“CVR Holders”) and paid as a separate CVR for each Measurement Period (as defined in the CVR Agreement); and

(iii)

upon the consummation, in a single transaction or in a series of related transactions, that occurs during the period beginning on the Merger Closing and ending on the 18-month anniversary of the Merger Closing, of any one or more of the following events: (a) acquisition of direct or indirect beneficial ownership of more than 50% of the outstanding shares of capital stock of Lumos by a unrelated third party or (b) sale, assignment, lease, exclusive license or other disposition of all or substantially all of the assets or business of the Company to an unrelated third party, a price per share of $2.00 per share.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Purchaser (and, following the Effective Time, the Surviving Corporation) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. References to “Purchaser” with respect to post-closing obligations under the CVR Agreement in this Item 3 under the heading “Form of Contingent Value Rights Agreement” include the Surviving Corporation from and after the Effective Time.

Parent will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts for any milestones achieved on or before December 31, 2037 or (ii) December 31, 2037.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Tender and Support Agreement

In connection with the execution of the Merger Agreement, on October 22, 2024, following approval thereof by the Lumos Board, Parent and Purchaser entered into tender and support agreements (each, a “Support Agreement”) with the Company’s executive officers and directors and SHVMS, LLC (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such Support Agreements. The Shares subject to the Support Agreements comprise approximately 17.7% of the outstanding Shares as of October 22, 2024. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Lumos Board votes to approve a superior proposal or a change in the recommendation of the Lumos Board with respect to certain intervening events.

The foregoing summary and description of the material terms of the Form of Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

CTF Agreement

Simultaneously with the execution of the Merger Agreement, DPV and Lumos have entered into a Clinical Trial Funding Agreement (the “CTF Agreement”), pursuant to which Parent has agreed to loan up to $7.5 million to the Company solely for the purpose of funding certain research and development expenses, as set forth in the CTF Agreement and as mutually agreed upon by DPV and Lumos, during the period beginning on the execution of the Merger Agreement and ending on the earlier of (a) the Merger Closing or (b) the termination of the Merger Agreement for any reason.

Any amounts loaned to the Company under the CTF Agreement shall be evidenced by a secured promissory note senior to any other indebtedness or obligations of the Company (the “Note”), bearing interest at an annual rate of 15%, payable on the earlier of (a) following the Merger Closing, any date on which Parent demands payment by written notice to Lumos or (b) the termination of the Merger Agreement (in each case, the “Maturity Date”) and secured by a first priority security interest in all of the Company’s assets.

All amounts then-due under the Note shall be due and payable on the following terms: (i) if the Maturity Date occurs on the Merger Closing, the Note shall remain outstanding as of the Merger Closing and shall not reduce the Upfront Cash Consideration; or (ii) if the Maturity Date occurs as a result of the termination of the Merger Agreement (including as a result of the exercise by the Company of its “fiduciary out” provision), the principal and accrued interest on the Note shall be due as of the date of such termination.

Pursuant to the CTF Agreement, the Company may draw down funds to pay for certain research and development expenses by providing advance written notice to DPV of the amount required, the third-party provider to whom the Company will pay such funds, and any supporting documentation as DPV may reasonably request. The Company will further provide DPV with confirmation of payment made to the third-party provider within three business days of receipt of the funds from DPV. No proceeds of the Note may be used for any other purposes, including without limitation, paying any operating, transaction or other expenses of the Company. The Note includes customary protective provisions for the benefit of DPV as a lender.

The foregoing summary and description of the material terms of the CTF Agreement and the Note do not purport to be complete and are qualified in their entirety by reference to the full text of the CTF Agreement, which is filed as Exhibit (e)(4) hereto, and the form of Note, attached as Exhibit B thereto, and are incorporated herein by reference.

Confidentiality Agreement

Lumos and Parent entered into a confidentiality agreement, dated as of January 3, 2024 (the “Confidentiality Agreement”), pursuant to which Lumos and Parent agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a 12 month period.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements Between Lumos and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Lumos Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Lumos’s stockholders generally. The Lumos

Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•

the accelerated vesting and payment in respect of each outstanding In-the-Money Option and each outstanding Lumos RSU at the Effective Time, including those held by executive officers and non-employee directors; and

•	the potential receipt of severance payments and benefits by current and former executive officers under their respective change in control and severance agreements.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Lumos who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of Lumos as described in the Merger Agreement. As of November 6, 2024, the executive officers and directors of Lumos beneficially owned, in the aggregate, 1,534,559 Shares (which, for clarity, excludes Shares subject to outstanding Lumos Options and Lumos RSUs).

The following table sets forth (i) the number of Shares beneficially owned as of November 6, 2024, by each of Lumos’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Lumos Options and Lumos RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the maximum potential Cash Amount of $4.25 per Share.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Richard J. Hawkins	746,854	3,174,130
Kevin Lalande(1)	731,522	3,108,969
Joseph McCracken	15,721	66,814
Thomas A. Raffin, M.D.	9,406	39,976
Lori D. Lawley	8,878	37,732
Aaron Schuchart	5,755	24,459
Pisit (Duke) Pitukcheewanont, M.D.	4,836	20,553
Bradley J. Powers	4,091	17,387
John McKew, Ph.D	3,133	13,315
Lota S. Zoth	2,187	9,295
An van Es-Johansson.	1,100	4,675
Chad A. Johnson	1,076	4,573

(1)

Consists of the shares held by Sante Health Ventures II, L.P. (“SHV II, L.P.”). Mr. Lalande may be deemed to beneficially own such shares. Mr. Lalande, Joe Cunningham, M.D. and Douglas D. French, are managing directors (the “SHV Directors”) of SHV Management Services II, LLC (“SHV Management”). SHV Management is the general partner of SHV Management Services II, LP, which is the general partner of SHV II, L.P. SHVMS, LLC is the management company of SHV II, L.P. Each of the SHV Directors, SHV Management, SHV Management Services, LP, and SHVMS, LLC disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address for this entity is 201 W 5th Street, Suite 1500, Austin, TX 78701. Information presented is based solely upon a Schedule 13D filed with the SEC on August 30, 2021.

Treatment of Equity Awards in the Transactions

Treatment of Lumos Options

Immediately prior to the Effective Time, each Lumos Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full, as if any service- or performance-based vesting conditions had been achieved in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Company Stock Option Cash Consideration, and (ii) one (1) CVR for each Share underlying such In-the-Money Option. At the Effective Time, each Out-of-the-Money Option will be cancelled in without any cash payment or issuance of CVRs being made in respect thereof.

The table below sets forth, for each of Lumos’s executive officers and non-employee directors holding In-the-Money Options as of November 6, 2024, (i) the aggregate number of Shares subject to such In-the-Money Options and the value of cash amounts payable in respect of such In-the-Money Options at the Effective Time, calculated by multiplying the excess, if applicable, of the Cash Amount over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $4.25 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Lumos’s executive officers and directors in respect of their In-the-Money Options ; however, each Lumos executive officer and non-employee director listed below will receive one (1) CVR for each Share subject to an outstanding In-the-Money Option.

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Consideration for Stock Options ($)
Richard J. Hawkins	90,424	123,050
Pisit (Duke) Pitukcheewanont, M.D.	70,333	85,173
John McKew, Ph.D.	48,124	63,263
Lori D. Lawley	24,000	25,680
Aaron Schuchart	24,000	25,680
Bradley J. Powers	22,000	23,540
Kevin Lalande	6,673	9,100
Thomas A. Raffin, M.D.	6,673	9,100
Joseph McCracken	6,673	9,100
Lota S. Zoth	6,673	9,100
Chad A. Johnson	6,673	9,100
An van Es-Johansson.	6,673	9,100

Treatment of Lumos RSUs

At the Effective Time, each outstanding Lumos RSU, whether vested or unvested, will be canceled in exchange for the right to receive (i) the Restricted Stock Unit Cash Consideration, and (ii) one (1) CVR.

The table below sets forth, for each of Lumos’s executive officers holding Lumos RSUs as of November 6, 2024, (i) the aggregate number of Shares subject to such Lumos RSUs and (ii) the value of cash amounts payable in respect of such Lumos RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such Lumos RSUs (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $4.25 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Lumos’s executive officers in respect of their Lumos RSUs. As of November 6, 2024, no Lumos RSUs were held by any non-employee director of Lumos.

Name of Executive Officer	Number of Lumos RSUs (#)	Cash Consideration for Lumos RSUs ($)
Pisit (Duke) Pitukcheewanont, M.D.	12,000	51,000
Richard J. Hawkins	10,708	45,509
John McKew, Ph.D.	9,520	40,460
Lori D. Lawley	3,406	14,476
Aaron Schuchart	2,424	10,302
Bradley J. Powers	2,243	9,533

Treatment of the Lumos Equity Plans and the Director Compensation Plan

The Merger Agreement provides that, prior to the Effective Time, Lumos will take action to cause each Lumos Equity Plan, the Director Compensation Plan, and all outstanding Lumos Options and Lumos RSUs thereunder, to terminate as of the Effective Time, and that no holder of Lumos Options and Lumos RSUs shall have any further rights with respect to such awards, other than to receive the Cash Amount and CVR, as described above.

Treatment of Lumos ESPP

The Merger Agreement provides that no new offering period will commence after the signing of the Merger Agreement, the current offering period will be shortened to end no later than ten (10) business days before the Merger Closing Date, and that Lumos will make the final purchase of Shares on behalf of plan participants prior to the Merger Closing Date. Any Shares that are so purchased will be converted into the right to receive the Offer Price. In addition, the Merger Agreement provides that the Company will take all actions necessary to terminate the Lumos ESPP as of immediately prior to the Merger Closing Date.

Employee Matters

The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will provide (or cause to be provided) to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) base salary (or base wages, as the case may be) which is no less favorable than the base salary (or base wages, as the case may be) provided to such Continuing Employee immediately prior to the Effective Time.

From and after the Effective Time, Parent will (or will cause the Surviving Corporation to) assume and honor all individual severance and employment agreements for all Continuing Employees, in each case in accordance with their terms as in effect immediately prior to the Effective Time. Each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s employee benefit plans and arrangements with respect to his or her or their length of service with the Company (and its subsidiaries and predecessors) prior to the Merger Closing Date, provided, that the foregoing shall not result in the duplication of benefits or apply to any defined benefit pension plan or post-retirement medical plan. With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation to and instruct its affiliates to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

Employment Arrangements and Severance Benefits Under Existing Relationships

Employment Arrangements

For purposes of this Schedule 14D-9, Lumos’s executive officers are Richard J. Hawkins, Chief Executive Officer, John McKew, Ph.D., Chief Scientific Officer, Lori D. Lawley, Chief Financial Officer, Bradley J. Powers, General Counsel, Pisit (Duke) Pitukcheewanont, M.D., Chief Medical Officer, and Aaron Schuchart, Chief Business Officer. Lumos has entered into employment agreements with each of its executive officers. Other than Richard J. Hawkins, each agreement has no specific term and provides for at-will employment. Pursuant to Mr. Hawkins’ employment agreement, Mr. Hawkins is employed at-will but the term of his employment extends automatically for subsequent one-year periods on the anniversary date of Mr. Hawkins employment letter.

Change in Control and Severance Benefits

The employment agreements for Lumos’s executive officers provide for certain severance and change in control severance benefits as described below.

Under the terms of such employment agreements, if Lumos terminates such executive officer’s employment for “cause” or such executive officer resigns without “good reason,” such executive officer is entitled to the following: (i) any salary earned but unpaid prior to termination; (ii) any benefits accrued prior to termination; (iii) all accrued but unused vacation; and (iv) any business expenses that were incurred but not reimbursed as of the date of termination (collectively, the “Accrued Obligations”). Following such termination, vesting of such executive officer’s then outstanding stock options shall cease on the date of such termination.

If Lumos terminates such executive officer’s employment without cause or such executive officer resigns with “good reason” (other than in connection with a change in control), and in each case such executive officer signs a general release and written acknowledgment of his or her continuing obligations under his or her confidentiality and inventions assignment agreement with the Company, such executive officer is entitled to the following: (i) payment of the Accrued Obligations; (ii) the equivalent of 12 months of such executive officer’s base salary as in effect immediately prior to the termination date, payable on the same basis and at the same time as previously paid and subject to employment tax withholdings and deductions; (iii) for Mr. Hawkins, a payout equal to his target bonus for the year of termination plus a pro-rated portion of his target bonus for the calendar year in which his employment is terminated; (iv) payment of such executive officer’s COBRA premiums (or, with respect to Mr. Hawkins, a portion of his COBRA premiums) for 12 months to be paid in order for such executive officer to maintain medical insurance coverage that is substantially equivalent to that which such executive officer received immediately prior to the termination payment of premiums for his or her group health insurance; and (v) 12 months accelerated vesting of such executive officer’s equity compensation awards (so such executive becomes vested in the portion of such awards that would have become vested if executive remained employed for 365 days after the termination date) and for Mr. Hawkins and Dr. McKew, extension of the window to exercise such options for up to 12 months. In the event that such executive officer breaches his or her confidentiality, non-compete or non-solicitation obligations under his or her confidentiality and inventions assignment agreement with us, the payments described above, except for the Accrued Obligations, shall cease, and the Company shall have no further obligations to such executive officer with respect thereto. The Company’s obligation to pay such executive officer’s COBRA premiums ceases upon such executive officer’s eligibility for comparable coverage provided by a new employer. Mr. Powers and Ms. Lawley would also be entitled to the same benefits described in this paragraph if their employment terminated due to death or disability.

Under the terms of the employment agreements with the executive officers, if within one month prior to or 13 months following the effective date of a change in control (i) Lumos (or any surviving or acquiring corporation) terminates an executive officer’s employment without cause, or (ii) an executive officer resigns (with good reason, in the case of Mr. Hawkins, Dr. McKew, Dr. Pitukcheewanont or Mr. Schuchart, or for any reason with thirty days’ notice, in the case of Mr. Powers and Ms. Lawley) (either constituting a “Change of

Control Termination”), and in each case such executive officer signs a general release and written acknowledgment of his or her continuing obligations under his or her confidentiality and inventions assignment agreement with the Company, such executive officer is entitled to the following: (i) payment of the Accrued Obligations; (ii) depending on the executive officer and as described in the tables below, the equivalent of 24, 18 or 12 months of such executive officer’s base salary as in effect immediately prior to the termination date, payable on the same basis and at the same time as previously paid and subject to employment tax withholdings and deductions; (iii) depending on the executive officer and as described in the tables below, a bonus payout equal to two, one and one-half or one times either the executive officer’s target bonus or the most recent annual cash bonus paid to the executive officer, plus, for Mr. Hawkins, a pro-rated portion of his target bonus for the calendar year in which his employment is terminated; (iv) depending on the executive officer as described in the tables below, payment of such executive officer’s COBRA premiums for 24, 18 or 12 months to be paid in order for such executive officer to maintain medical insurance coverage that is substantially equivalent to that which such executive officer received immediately prior to the termination payment of premiums for his or her group health insurance; and (v) Lumos will vest 100% of the shares subject to such executive officer’s equity compensation awards and such vesting shall occur upon the occurrence of the change of control in the case of a Change of Control Termination occurring prior to the change in control or upon termination in the case of a Change of Control Termination occurring after the change of control and extension of the window to exercise outstanding options for up to 24 months. If an executive officer breaches his or her confidentiality, non-compete or non-solicitation obligations under his or her confidentiality and inventions assignment agreement with the Company, the payments described above, except for the Accrued Obligations, shall cease, and Lumos shall have no further obligations to such executive officer with respect thereto. The Company’s obligation to pay such executive officer’s COBRA premiums ceases upon such executive officer’s eligibility for comparable coverage provided by a new employer.

The table below sets forth, for each of Lumos’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the terms of his or her employment agreements upon a Change of Control Termination based on annualized base salary and annualized target bonus as of November 6, 2024, and the estimated cost of payment for continued coverage under the applicable Lumos group health, medical and vision plans. The vesting acceleration of Lumos Options and Lumos RSUs that the executive officers would receive under the applicable change in control and severance agreement is duplicative of the acceleration provided for all Lumos Options and Lumos RSUs, as described further above.

Name of Executive Officer	Salary Severance ($)(1)	Bonus Severance ($)(2)	Other Benefits ($)(3)
Richard J. Hawkins	1,188,553	931,305	50,964
John McKew	819,315	281,138	45,867
Lori D. Lawley	410,550	164,220	19,042
Bradley J. Powers	403,259	141,141	30,578
Pisit (Duke) Pitukcheewanont, M.D.	456,501	145,251	20,562
Aaron Schuchart	395,760	108,640	30,578

(1)

Represents a lump-sum payment equal to twelve (12) months (in the case of Ms. Lawley, Mr. Powers, Dr. Pitukcheewanont and Mr. Shuchart), eighteen (18) months (in the case of Dr. McKew) or twenty-four (24) months (in the case of Mr. Hawkins) of the executive officer’s annual base salary as in effect as of the date of termination.

(2)

Represents a lump-sum payment equal to (i) 100% of the most recent annual cash bonus in the case of Dr. Pitukcheewanont and Mr. Shuchart, (ii) 150% of the most recent annual cash bonus in the case of Dr. McKew, (iii) 100% of the executive officer’s target bonus in the case of Ms. Lawley and Mr. Powers, or (iv) in the case of Mr. Hawkins, 200% of his target bonus, plus a portion of his target bonus for calendar year 2024 (prorated for partial year of service from January 1, 2024, through November 6, 2024) in the amount of $277,601.

(3)

Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to twelve (12) months (in the case of Ms. Lawley, Mr. Powers, Dr. Pitukcheewanont and Mr. Shuchart), eighteen (18) months (in the case of Dr. McKew) or twenty-four (24) months (in the case of Mr. Hawkins) under Lumos’s group medical, dental and vision plans.

If any of the amounts provided to the executive officer in connection with a change in control would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and could be subject to the related excise tax, then each executive officer’s employment agreements provides that the executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such executive officer. Notwithstanding the foregoing, under the terms of Mr. Hawkins’ employment agreement, Lumos is required to consider any severance pay as reasonable compensation for his agreement not to compete for purposes of applying Section 280G of the Code, and to the extent that the value attributed to the non-compete is less than two times his annual compensation reported in the Summary Compensation Table for the year prior to the year of the change in control, then Lumos would be required to provide him with a gross-up to cover the difference in the excise tax that Mr. Hawkins is required to pay versus the excise tax that he would have paid if the non-compete value had been equal to two times his annual compensation (the “Hawkins Limited Gross-Up”). The employment agreements do not require Lumos to provide any tax gross-up payments other than the potential limited gross-up to Mr. Hawkins described above.

The foregoing summary and description of the material terms of the change in control and severance agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the change in control and severance agreements, which are filed as Exhibits (e)(12) through (e)(15) hereto and are incorporated herein by reference.

Non-Employee Director’s Stock Award Plan

Lumos has granted certain equity awards under the Lumos Equity Plans and the Director Compensation Plan that are outstanding and held by Lumos’s non-employee directors. Pursuant to the Lumos Equity Plans and the Director Compensation Plan, equity awards granted to Lumos’s non-employee directors will accelerate and vest in full upon a “change in control.” The Merger Closing will be a “change in control” within the meaning of the Lumos Equity Plans and the Director Compensation Plan.

Golden Parachute Compensation

In accordance with Item 402(t) of Regulation S-K, the table below sets forth the compensation that is based on or otherwise relates to the Offer and the Merger that may be paid or become payable to each of Lumos’s named executive officers (who are Mr. Hawkins, Mr. McKew, and Ms. Lawley) in connection with the Offer and the Merger. Please see the previous portions of this section for further information regarding this compensation.

The amounts indicated in the table below are estimates of the amounts that would be payable assuming, solely for purposes of this table, that the Merger was consummated on November 6, 2024, and in the case of each named executive officer, that the named executive officer’s employment is terminated by Lumos without cause or by the named executive officer for good reason, in each case, on that date. Lumos’s named executive officers will not receive pension, tax reimbursement or other benefits in connection with the Offer or the Merger. Specifically, Lumos does not anticipate that the Hawkins Limited Gross-Up will be triggered in connection with the Merger.

Some of the amounts set forth in the table would be payable solely by virtue of the consummation of the Offer and the Merger. In addition to the assumptions regarding the consummation date of the Merger and the termination of employment, these estimates are based on certain other assumptions that are described in the footnotes accompanying the table below. Accordingly, the ultimate values to be received by a named executive officer in connection with the Offer and the Merger may differ from the amounts set forth below.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits ($) (3)	Total ($)
Richard J. Hawkins	2,119,859	108,334	50,964	2,279,157
John McKew, Ph.D.	1,100,453	68,855	45,867	1,215,175
Lori D. Lawley	574,770	35,772	19,042	629,584

(1)

The cash amount represents the total potential severance payments to each named executive officer that may be payable in connection with the Offer and the Merger pursuant to each such executive officer’s employment agreement if the named executive officer’s employment is terminated by Lumos without Cause or by the named executive officer for Good Reason or terminated in the event of a Change in Control (as such terms are defined in the applicable agreement), which is equal to the sum of the Salary Severance and Bonus Severance reported above under the heading “Employment Arrangements and Severance Benefits Under Existing Relationships”. Each named executive officer must timely execute and not revoke a separation agreement and release in favor of Lumos in order to receive severance payments. For more information, please see the information set forth in this Item 3 under the heading “Employment Arrangements and Severance Benefits Under Existing Relationships”.

(2)

Represents Lumos RSUs and Lumos Options (which we refer to as the “Executive Equity Awards”) that will accelerate and vest and receive consideration in the Merger, assuming, solely for purposes of this table, continued employment of each named executive officer through the Closing Date. Note that this number differs from the value of Lumos RSUs and Lumos Options shown above under “Treatment of Equity Awards in the Transactions” because such amount shows the value of an individual’s vested and unvested awards, whereas this value only includes unvested awards. For more information on the vesting acceleration protections applicable to named executive officers, please see the information set forth in this Item 3 under the heading “Treatment of Equity Awards in the Transactions”.

(3)

Represents the estimated value of the percentage of the premiums Lumos will pay to continue the named executive officer’s continued health coverage under COBRA for a period of twelve (12) months (in the case of Ms. Lawley), eighteen (18) months (in the case of Dr. McKew) or twenty-four (24) months (in the case of Mr. Hawkins), in the event the named executive officer’s employment is terminated by Lumos without Cause or by the named executive officer for Good Reason (as both terms are defined in the applicable employment agreement) and the executive officer timely executes and does not revoke a separation agreement and release in favor of Lumos. The COBRA reimbursements are a “double trigger” benefit.

The values for each Executive Equity Award in the table below represent the sum of (i) the number of Shares subject to unvested Lumos RSUs multiplied by $4.25, plus (ii) the number of Shares subject to unvested and outstanding In-the-Money Options multiplied by the $4.25, less the exercise price applicable to such option, as applicable, that accelerate and vest in connection with the Merger. The Executive Equity Awards are single-trigger benefits that will accelerate and vest in connection with the Transactions. The aggregate value of each named executive officer’s single-trigger acceleration Executive Equity Award is set forth in the table below:

Name	Number of Shares Subject to Executive Equity Awards (#)	Total Value of Acceleration ($)
Richard J. Hawkins	68,603	$108,334
John McKew, Ph.D.	35,687	$68,855
Lori D. Lawley	23,031	$35,772

Future Arrangements

It is possible that employees of Lumos who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Lumos and Parent.

Section 16 Matters

The Company and the Lumos Board have, to the extent necessary and in accordance with the Merger Agreement, taken appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Lumos for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Lumos, the Bylaws of Lumos or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, the Company has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of Lumos; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by the Company based on the last annual premium paid by the Company. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect Lumos’s current directors’ and officers’ liability insurance covering each person currently covered by Lumos’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event will Parent or Lumos be required to pay annual premiums for insurance in excess of 300% of the amount of the annual premiums currently paid by Lumos for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 300% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Lumos Board

On October 21, 2024, the Lumos Board held a meeting at which the Lumos Board, with the assistance of the Lumos Board’s legal and financial advisors, unanimously (i) determined that the Merger Agreement, the Offer, the Merger, the CVR Agreement and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, and resolved that the Merger be governed by Section 251(h) of the DGCL; (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, upon the terms and subject to the conditions set forth therein; and (iv) approved the Merger Agreement and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Lumos Board,” the Lumos Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated October 23, 2024, issued by Lumos announcing the Offer, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Lumos Board, their representatives or other parties.

The Lumos Board, together with the Company’s management team, regularly evaluated the Company’s strategic direction and ongoing business plan, with a view towards strengthening the Company’s business and enhancing stockholder value. This evaluation took into account several factors, including financial, industry, competitive and other considerations. As part of this evaluation, from time to time, the Lumos Board and the Company’s management reviewed a variety of potential strategic alternatives, including the continuation of, and potential improvements to, the Company’s current business plan, with the Company remaining an independent entity; raising the necessary capital to fund clinical trials; and potential acquisitions, business combinations, partnerships, licenses, collaborations and other financial and strategic transactions, including the potential sale of the Company or certain of its assets. Further, the Company regularly engaged in business development outreach around LUM-201, its lead product candidate. As outlined below, the terms of the Merger Agreement are the result of extensive arm’s-length negotiations among the management teams of Lumos and DPV, and their representatives, under the guidance of each company’s management and board of directors.

On August 9, 2023, Lumos determined that by the fourth quarter of 2023 it would have a primary data readout from its OraGrowtH210 and OraGrowtH212 Phase 2 trials evaluating LUM-201 in idiopathic PGHD. That same day, the Lumos Board met with Lumos management and discussed the significant amount of capital that Lumos would need to raise to fund a Phase 3 clinical trial and the stock market’s potential reaction to the announcement of the Phase 2 results. At this time, management recommended that the Company pursue equity financing options if the Phase 2 readout supported that approach, while also generating leads for regional out-licensing transactions to provide an additional source of funds for the Company.

On August 31, 2023, Mr. Hawkins, Dr. McKew, and Mr. Schuchart had a teleconference with a China-based pharmaceutical company that had expressed an interest in a regional partnership with Lumos (“Party A”). The following week, Lumos and Party A began negotiating a confidentiality agreement, which the parties executed on October 18, 2023. Over the next several months, Party A and Lumos exchanged information for the purpose of evaluating a potential licensing transaction involving LUM-201 in the Chinese market.

On October 23, 2023, Ms. Lawley, Dr. McKew, Mr. Schuchart, Mr. Powers, and Dr. Pisit (collectively, with Mr. Hawkins, “Lumos Management”), provided the Lumos Board with an overview of clinical trial data from an interim analysis of the OraGrowtH210 and OraGrowtH212 trials. After reviewing a summary of the data, the Lumos Board and management discussed Lumos’s financing strategy in light of the potential market reaction to the upcoming OraGrowtH210 and OraGrowtH212 data release. On November 1, 2023, the Lumos Board met with Lumos Management and discussed feedback that the Company had received from financial advisors and investment bankers regarding potential equity financing options. After assessing those options, the Lumos Board directed management to continue to evaluate financing alternatives for the Lumos Board to consider. In December 2023, the Lumos Board met with Lumos Management and reviewed plans to control spending on certain development projects, including its Phase 3 clinical trial, if the Company could not raise additional capital by the first quarter of 2024.

During November 2023 and December 2023, Lumos Management and their financial advisors continued to engage institutional investors and discuss a potential private investment in public equity (PIPE) transaction with Lumos. At the same time, Lumos evaluated potential partners for regional LUM-201 licensing opportunities. Lumos’s PIPE investor outreach efforts put it in touch with a potential institutional investor (“Party B”) and, during November 2023, Ms. Lisa Miller, Lumos’s Vice President, Investor Relations, sent Party B publicly available information regarding Lumos’s LUM-201 program, including scientific journal publications and OraGrowtH210 and OraGrowtH212 interim analysis data presentations.

On November 30, 2023, Mr. Hawkins, Mr. Schuchart, Dr. McKew, Dr. Michael Thorner, Lumos’s endocrine science consultant, Dr. Pitukcheewanont, Mr. Powers and Mr. Chris Bemben, Lumos’s Vice President, Business Development, all met via videoconference with Party A and delivered an overview of its LUM-201 development and commercialization strategy in the Chinese market. Throughout December 2023, Party A and Lumos continued discussing the LUM-201 program and its potential in the Chinese market.

On December 1, 2023, Lumos executed a confidentiality agreement with Party B. Several weeks later, Party B asked Lumos if they could share notes and analyses regarding its potential investment in Lumos with another investment firm, DPV. Ms. Lawley gave Party B permission to share its material with DPV and, on January 3, 2024, Lumos entered a confidentiality agreement with DPV. The next day, Mr. Hawkins, Dr. McKew, Ms. Lawley, Dr. Thorner, Dr. Pitukcheewanont and Ms. Miller met again with Party B to discuss clinical and scientific aspects of the LUM-201 program. Representatives from Party B and Lumos continued those discussions and, on January 9, 2024, Dr. Campbell Murray, in his capacity as an advisor to DPV, shared that there may be interest for DPV, and potentially another investor, to take Lumos private at an in-person meeting while attending the 2024 J.P. Morgan Healthcare Conference. During such meeting, Lumos Management detailed the Company’s preference to remain a public company, which preference they viewed at the time as being in the best interest of Lumos’s stockholders, but encouraged DPV and other potential investors to remain engaged in discussions for a potential PIPE financing. That same month, Lumos submitted an end of phase 2 (Type B) meeting request with the U.S. Food and Drug Administration (“FDA”) to discuss the proposed Phase 3 clinical trial plan for LUM-201. The FDA granted the request and scheduled the meeting.

On January 10, 2024, Mr. Hawkins and Mr. Schuchart had an in-person meeting with a member of Party A’s senior management. Following that meeting, on January 24, Party A emailed Lumos with a non-binding term sheet for an exclusive license to LUM-201 in the Chinese market, which included payments of up to $68.5 million for achieving certain milestones, and additional tiered royalties for LUM-201 sales starting in the high single digit percentage points.

Lumos’s Management reviewed this proposal and determined it lacked sufficient financial consideration based on comparable transactions and Lumos’s analysis of LUM-201’s commercial potential in the Chinese market.

On January 17, 2024, Mr. Hawkins and Ms. Lawley met with Party B to discuss Lumos’s development progress on its LUM-201 program. On January 22, 2024, Mr. Hawkins, Dr. Pitukcheewanont, Ms. Lawley, Ms. Miller and Dr. McKew gave Dr. Murray and Dr. Daniel Yadegar an overview of LUM-201 development’s status. On January 24, 2024, Mr. Hawkins, Mr. Schuchart, Ms. Lawley, Ms. Miller and Mr. Powers, along with Lumos’s outside intellectual property counsel, Gibbons P.C., met with Party B to discuss LUM-201’s intellectual property and commercialization matters.

On February 5, 2024, Lumos emailed Party A a counteroffer to its January 24 non-binding term sheet. Lumos’s counteroffer contained, among other things, a deferred upfront fee of $15 million, additional payments of up to $318.5 million for achieving certain milestones, and additional tiered royalties for LUM-201 sales starting in the middle double digit percentage points.

On February 6, 2024, Mr. Hawkins and Ms. Lawley had a teleconference with Party B to discuss the status of Party B’s evaluation of a potential equity investment in Lumos.

On February 13, 2024, Lumos Management presented Lumos’s current business operations and financial outlook over videoconference to Mr. Christopher Uzpen, as an authorized person of DPV, Dr. Yadegar, in his capacity as an advisor to DPV, and Dr. Murray.

On February 14, 2024, Dr. Murray, acting on behalf of DPV, met over videoconference with Mr. Hawkins and Ms. Lawley and discussed Lumos’s business strategy and operations, including the planned Phase 3 trial design, LUM-201 development and commercial planning, Lumos’s intellectual property portfolio, and financing considerations. At such meeting, Dr. Murray confirmed DPV’s potential interest in acquiring Lumos and declined to participate in a potential PIPE transaction.

On March 6, 2024, the Lumos Board met with Lumos Management and discussed updates to the plan to complete a PIPE financing transaction. At this meeting, Lumos Management reviewed a list of additional institutional investors who had entered into confidentiality agreements with the Company and briefed the Lumos Board about the challenges in securing a lead investor for the potential PIPE financing. Those potential investors expressed concerns about making a financing commitment until after Lumos’s end of Phase 2 meeting with the FDA.

In March 2024, Mr. Hawkins, Mr. Schuchart, Dr. McKew and Mr. Powers also met with Party A to discuss the potential for LUM-201 in the Chinese market, including among other things, the current status and future strategy of Lumos’s intellectual property in China.

On April 2, 2024, Lumos renewed its engagement with an investment bank that Lumos had engaged since March 2023 to assist in pursuing regional license opportunities in Japan, and Lumos continued other strategic licensing discussions with companies in Europe and Korea, that Lumos had been pursuing as early as July 2022, however, no term sheets or letters of intent were entered into as a result of such engagement or licensing discussions.

On April 3, 2024, Lumos’s clinical and regulatory teams had an end of Phase 2 meeting with the FDA. During the meeting, the FDA indicated that a placebo-controlled trial design was an appropriate option for a Phase 3 trial for LUM-201. This feedback prompted Lumos’s team to redesign the planned Phase 3 trial by replacing a cohort that would have received recombinant growth hormone as a comparator product with a cohort that will, if the trial is initiated, receive a placebo.

Following the end of Phase 2 meeting with the FDA, Mr. Hawkins, Ms. Lawley and Ms. Miller contacted institutional investors under confidentiality agreements and updated them on the planned Phase 3 trial redesign. On April 9, 2024, Lumos executed an engagement letter with Piper Sandler & Co. (“Piper Sandler”) and RBC Capital Markets, LLC (“RBCCM”) to serve as placement agents for a potential PIPE transaction. The next day, Mr. Hawkins, Dr. McKew, Ms. Lawley, Dr. Pitukcheewanont and Ms. Miller conducted a teleconference with DPV’s representatives, Dr. Murray and Dr. Yadegar, to update them on the end of Phase 2 FDA meeting and review the planned Phase 3 trial redesign. That same day, the Lumos Board met with Lumos Management and representatives from Piper Sandler to review a timeline and action items necessary to complete a PIPE transaction. During the meeting, Lumos Management and the Lumos Board considered the significant funding requirements of the redesigned Phase 3 trial, as well as the number of shares of common stock that Lumos would need to sell to raise the required funding to support the trial. To reduce the potential ownership dilution to existing stockholders, the Lumos Board and Lumos’s Management considered the impact of a regional licensing deal which would reduce the proceeds necessary to be raised in a potential PIPE transaction.

On April 18, 2024, Piper Sandler and RBCCM began contacting potential investors on behalf of, and at the direction of Lumos, in connection with the potential PIPE transaction. The potential investors contacted by Piper Sandler and RBCCM included a mix of those who had previously evaluated the LUM-201 program before Lumos’s end of Phase 2 meeting with the FDA, along with additional prospective investors who had not been formally contacted before the end of Phase 2 meeting.

On April 26, 2024, Lumos Management met with Dr. Yadegar and Dr. Murray over videoconference to provide an update on the Company’s planned regulatory path toward FDA approval of LUM-201.

In May 2024, Party A and Lumos met to discuss the medical and scientific aspects of LUM-201, including the development work necessary to seek LUM-201 regulatory approval in China. Throughout the month, Lumos and Party A continued negotiating and exchanging non-binding term sheets for a LUM-201 license. The negotiations involved certain financial terms, such as the deferred upfront payment, development and sales milestone payments, and tiered royalty percentages for LUM-201 sales.

On May 3, 2024, Ms. Lawley, Dr. McKew and Mr. Powers met with Dr. Murray, Dr. Yadegar from DPV, along with Tom Hoxie, managing partner of Hoxie & Associates LLC (“Hoxie”), DPV’s outside intellectual property counsel, to discuss Lumos’s intellectual property. That same month, Hoxie conducted due diligence on Lumos’s patent filings and patent applications.

On May 9, 2024, Mr. Hawkins, Dr. McKew, Ms. Lawley and Ms. Miller met over videoconference with DPV’s representatives Dr. Murray, Dr. Yadegar and Mr. Uzpen to discuss projected costs related to future development plans involving LUM-201. On the same day, Dr. Murray met over videoconference with Ms. Lawley and Mr. Schuchart to review data and assumptions driving unmet needs in which LUM-201 may be applied.

On May 14, 2024, Dr. McKew, Mr. Schuchart, Ms. Lawley and Ms. Miller met with DPV’s representatives Dr. Murray, Dr. Yadegar and Mr. Uzpen to discuss, among other things, Lumos’s proposed use of investment capital, development plans for LUM-201 in indications other than PGHD, and LUM-201 commercial projections for such additional indications.

On May 24, 2024, Mr. Hawkins, Dr. McKew, and Ms. Lawley met over videoconference with Mr. Uzpen, Mr. Pablo Garrido and Dr. Murray to discuss DPV’s interest in pursuing a transaction to acquire Lumos and further develop LUM-201.

After continued discussions amongst the parties and finalization of its model, Mr. Uzpen sent Mr. Hawkins and Ms. Lawley a letter of intent, dated May 26, 2024, pursuant to which DPV proposed, among other things, to acquire 100% of Lumos’s outstanding common stock for $2.83 per share in cash (the “May Proposal”).

On May 28, 2024, Mr. Hawkins, Ms. Lawley and Mr. Powers met with Mr. Uzpen, Dr. Murray and Dr. Yadegar to discuss the May Proposal and Lumos Management’s preliminary evaluation thereof, including their intention to present the May Proposal to the Lumos Board.

On May 31, 2024, the Lumos Board met with Lumos Management and a representative of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), Lumos’s outside legal counsel. During the meeting, the Lumos Board and Lumos Management reviewed the May Proposal and how it compared to premiums paid in similar pre-commercial biopharmaceutical transactions. The Lumos Board and Lumos Management then discussed the Company’s financing and strategic alternatives, including payment of a cash dividend and no asset sale, payment of a cash dividend followed by an asset sale, a PIPE financing, and working with a financial advisor to conduct a process to sell the Company. During this same meeting, Mr. Powers and Wilson Sonsini summarized the fiduciary duties attendant to consideration of the May Proposal and other strategic alternatives. At this meeting, Lumos Management recommended simultaneously pursuing a PIPE transaction, regional licensing transactions and negotiating with DPV to improve the terms of its May Proposal. Lumos Management also recommended starting a strategic process to sell the Company and engaging a financial advisor to assist with the process. After consideration of the matters discussed at the meeting, the Lumos Board unanimously approved management’s recommended action items.

On June 3, 2024, Mr. Hawkins, Dr. McKew and Ms. Lawley met in person, at the Sauciety Restaurant in the Westin Boston Seaport in Boston, Massachusetts, with Mr. Uzpen and Dr. Murray to discuss the Lumos Board’s evaluation of the May Proposal. During this meeting, Mr. Hawkins indicated Lumos would not enter into the May Proposal, as it was not in the best interests of Lumos or its stockholders at such time since it did not accurately represent the value of the Company, and would instead continue to evaluate alternatives, including among others, a PIPE transaction or a strategic process to gauge interest among other parties in a merger, sale or acquisition transaction involving Lumos.

On June 18, 2024, an equity research analyst covering Lumos contacted the company after being approached by the CEO of a privately held pre-commercial drug discovery company (“Party C”). Party C’s CEO expressed interest in learning more about Lumos and its LUM-201 program. The analyst introduced Party C to Mr. Hawkins via email, leading to an introductory teleconference the following week between Mr. Hawkins Ms. Lawley and Party C’s CEO.

On June 21, 2024, Mr. Hawkins and Ms. Lawley met over videoconference with Dr. Murray to detail the Lumos Board’s decision and instruction for Lumos Management to pursue a PIPE financing and Dr. Murray confirmed that participating in such financing was not of interest to DPV.

Also on June 21, 2024, following additional negotiations, Party A and Lumos entered a non-binding term sheet for an exclusive license to develop and commercialize LUM-201 in the Chinese market. In exchange, Lumos would receive contingent payments of $20 million, payments of up to $196.5 million upon the achievement of certain development, regulatory and sales milestones, and tiered royalties on future net sales of LUM-201 starting in the low double digit percentage points.

On June 25, 2024, as a result of discussions regarding a possible transaction between Party C and Lumos, Lumos entered an engagement letter with Piper Sandler to lead and manage a process to complete a merger, sale or acquisition transaction involving Lumos, based on Piper Sandler’s experience and capabilities in strategic transactions in the biopharmaceutical industry and its relationship and familiarity with the Company and its business.

On June 28, 2024, Lumos entered into a confidentiality agreement with Party C for the purpose of exchanging information and having discussions about a potential business combination.

Beginning in July 2024, Lumos Management and representatives of Piper Sandler met weekly to execute an outreach plan to potential buyers. Lumos Management and representatives of Piper Sandler evaluated potential buyers on the basis of an ability to timely complete a transaction and the potential to maximize value for the stockholders of Lumos. During this process, Piper Sandler contacted 51 companies that Lumos management and representatives of Piper Sandler believed could be attractive strategic partners for Lumos.

Throughout July 2024, Mr. Hawkins and Mr. Schuchart, along with at various times, Dr. McKew, Dr. Pitukcheewanont and Mr. Powers met with Party A via videoconference to discuss licensing transaction details and collaboration structure, including planned development costs and timelines. Party A also expanded its due diligence of the LUM-201 platform.

On July 11, 2024, Mr. Hawkins, Dr. McKew, Ms. Lawley, Mr. Schuchart and Dr. Pitukcheewanont met with Party C’s CEO and its representatives for an introductory teleconference and discussed their respective businesses, strategic plans for product development and clinical studies, and a potential business combination.

On July 15, 2024, Mr. Hawkins and Party C’s CEO discussed the financial aspects of a potential merger transaction, including an appropriate valuation of the combined entities and the details of a potential PIPE transaction in connection with the closing the contemplated merger transaction. That same day, Party C opened its virtual data room to Lumos so that Lumos could conduct further due diligence.

Throughout July 2024, Lumos and Party C continued to exchange information relating to their respective businesses and began discussions of a potential merger. This culminated in Party C sending Lumos a term sheet on July 23, 2024 (the “July Proposal”) for a potential business combination through a reverse merger, which contemplated that Party C’s equity holders would own 61% of the combined company on a fully diluted basis and the Company’s equity holders would own 39% of the combined company on a fully diluted basis (not accounting for the proposed private placement which would occur simultaneous to the closing of the transaction). The July Proposal also contemplated a separate private placement of at least $75 million, which financing would be led by Party C’s exiting investors, with the pre-financing combined company valued between $90 million to $110 million. Over the next several days, Party C began a due diligence review of Lumos’s intellectual property, while Lumos reviewed the July Proposal with the Lumos Board and representatives of Piper Sandler. Lumos also engaged Cooley LLP (“Cooley”) as outside legal counsel with respect to the July Proposal and any other proposal that Lumos might receive due to a conflicting engagement that Wilson Sonsini had with Party C.

On July 23, 2024, Mr. Hawkins had a teleconference with the CEO of Party C to discuss the business and financial details for the contemplated transaction.

On July 24, 2024, based on investor feedback relayed to Lumos by Piper Sandler and RBCCM, the Lumos Board determined there was not a viable path forward to complete the contemplated PIPE transaction given the Company’s current timeline to receiving FDA approval for LUM-201. Throughout the course of the PIPE process, Lumos, Piper Sandler, and RBCCM contacted over 50 potential investors.

On July 25, 2024, representatives of Piper Sandler sent a letter to Party A detailing the process that Lumos was undertaking for a potential merger or acquisition and requested a response from Party A by August 2, 2024.

On July 26, 2024, Mr. Hawkins and the CEO of Party C resumed their discussion from July 23, 2024, with Mr. Schuchart also in attendance, regarding the potential business and financial details of a transaction with Party C. Also on July 26, 2024, representatives of Piper Sandler, following a call with Mr. Uzpen, Dr. Murray, and Dr. Yadegar, sent a letter to DPV detailing the process that Lumos was undertaking for a potential merger or acquisition and requested a response from DPV by August 2, 2024.

On July 29, 2024, Mr. Hawkins revised the July Proposal and provided it to Party C to, among other things, provide that Party C would loan to Lumos up to $10 million for the purpose of funding Lumos’s Phase 3 clinical trial and regulatory operations in the period between the execution of a merger agreement and the closing of the merger, revising the combined company equity split to 60% to Party C’s equity holders and 40% to the Company’s equity holders and a pre-financing combined company value of $100 million to $120 million.

On July 31, 2024, Party A responded that it would need an estimated two additional weeks to prepare an indication of interest for a potential merger or acquisition with Lumos.

On August 1, 2024, as part of Lumos’s second quarter earnings report, the Company released a statement that it had engaged Piper Sandler to assist its Board of Directors in evaluating strategic opportunities to maximize stockholder value.

On August 1, 2024, Party C responded to Lumos’s comments to the July Proposal to, among other things, change the fee Lumos would pay Party C if Lumos terminated the definitive agreement for a superior offer and to revise the equity exchange ratio provisions, such that Party C would own more than 60% of the combined entity if Lumos’s cash balance at closing was below a certain amount. Around the same time, Party C expanded Lumos’s access to its virtual data room for due diligence purposes.

On August 2, 2024, Mr. Hawkins, Ms. Lawley, Mr. Powers and Mr. Schuchart held meetings with representatives from Piper Sandler and Cooley to discuss Party C’s latest proposal and a potential deal structure that would reduce the time between signing a definitive merger agreement and closing the merger transaction.

On August 5, 2024, Mr. Hawkins met with the CEO of Party C to discuss the contemplated merger. On August 6, 2024, Party C and its legal representatives met with Mr. Hawkins, Mr. Powers, Mr. Schuchart and members of Lumos’s research and development team, along with Lumos’ legal representatives over teleconference to discuss Lumos’s intellectual property portfolio. During the meeting, representatives from Party C asked questions about Lumos’s patents, patent applications, and Lumos’s future plans to manage and leverage its intellectual property assets. Following that meeting, Lumos and Party C continued discussing the legal and financial aspects of the proposed merger transaction.

On August 9, 2024, Mr. Hawkins sent Party C’s CEO additional comments on the term sheet, which among other things, changed the definition of Lumos’s cash balance at the closing of the merger transaction. Lumos sought to exclude from this definition cash that will be used for certain costs necessary for effecting the transaction and operating the combined entity after closing the transaction. This cash balance definition was the determining factor for potential equity exchange ratio adjustments at the closing of the merger transaction. Ultimately, Lumos and Party C were unable to reach agreement on the terms of a proposed business combination and the parties ended their discussions on August 11, 2024. Party C’s CEO indicated that the proposed business combination lacked support from certain Party C investors, whose capital commitments would have been necessary to fund the combined entity’s operations until the next financing event.

On August 15, 2024, Party A requested an additional extension to submit an indication of interest for a potential merger or acquisition with Lumos, estimating that it would need an additional week to prepare that indication of interest.

On August 19, 2024, Party A indicated its timing of submitting an indication of interest for a potential merger or acquisition with Lumos could be further delayed.

On August 21, 2024 and after discussions with Party C ended, Lumos submitted a counteroffer to DPV’s May Proposal. To deliver additional value to Lumos stockholders, the revised letter of intent increased the price to acquire 100% of Lumos’s common stock to $53 million (or $6.00 per Share, assuming an estimated 8.84 million Shares outstanding) in aggregate equity value upfront and included contingent value rights, or “CVRs” that would provide Lumos stockholders with additional value if the Company achieved certain milestones after closing of the proposed acquisition.

On August 23, 2024, Mr. Uzpen responded with a revised letter of intent for a potential merger or acquisition with Lumos for $30 million in aggregate equity value upfront, plus one CVR per share. This approximated $3.39 per Share assuming an estimated 8.84 million shares outstanding.

On August 26, 2024, and again on September 4, 2024, representatives from Piper Sandler met with Party A’s financial advisor over teleconference to discuss Party A’s interest in submitting an indication of interest for a potential merger or acquisition with Lumos and the potential timing of such a proposal.

On August 28, 2024, the Lumos Board met via videoconference with Lumos Management and reviewed the Company’s cash balance, cash burn rate and financing options. At this time, Lumos continued to operate at lower expense levels to conserve cash and extend its cash runway. Although Lumos was continuing to pursue various sources of funding, the funding alternatives were either uncertain to occur or would result in substantial ownership dilution to the Lumos stockholders. Meanwhile, DPV and Lumos continued to negotiate the letter of intent’s financial and legal provisions, including CVR milestone events for certain transactions entered after closing of the proposed acquisition, as well as the terms of a potential loan to fund Lumos’s operating expenses that it expected to incur between the signing of a definitive agreement and the closing of the contemplated transaction.

As a result of the sale process, various members of Lumos’s management, including Mr. Hawkins, Mr. Schuchart and Ms. Lawley, and representatives of Piper Sandler engaged with six companies, plus DPV, Party A, and Party C, and Lumos’s management met with each of the six companies and presented a corporate and clinical overview, as well as a value proposition for the LUM-201 program. By early September 2024, all six companies indicated to Lumos that they were not interested in pursuing a transaction.

On September 3, 2024, Mr. Uzpen and Dr. Murray met with Dr. McKew, Ms. Lawley and Mr. Schuchart over teleconference. The parties discussed operational plans following a potential acquisition. Lumos management updated DPV on its then current cash forecast and product development timelines. Throughout the following weeks, DPV and Lumos continued to negotiate the financial and legal details of a potential acquisition, including the acquisition price per share and the liquidated damages payable by Lumos if it breached the exclusivity provisions contained in the letter of intent.

On September 10, 2024, representatives from Party A’s financial advisor communicated to Piper Sandler that Party A would require until September 13 to submit an indication of interest for a potential merger or acquisition with Lumos.

On September 12, 2024, the Lumos Board met with Lumos Management and representatives from Piper Sandler. Representatives of Piper Sandler presented the Lumos Board with a preliminary financial analysis of DPV’s potential acquisition of the Company. Later that week, Lumos sent DPV the letter of intent with revisions to certain legal provisions, including an obligation upon DPV to cause the acquired company to use commercially reasonable efforts to develop and exploit LUM-201 for the purpose of achieving CVR milestones.

On September 13, 2024, Party A submitted an indication of interest to acquire Lumos for an upfront purchase price of $35 million (or $3.57 per Share, assuming an estimated 9.81 million Shares outstanding) in aggregate equity value upfront and a CVR potentially worth an additional $10 million in aggregate. Party A’s indication of interest did not include a loan to fund Lumos’s operating expenses that it expected to incur between the signing of a definitive agreement and the closing of the contemplated transaction.

On September 14, 2024, a representative of Party A’s financial advisor and representatives of Piper Sandler discussed Party A’s indication of interest that was submitted.

On September 16, 2024, representatives of Piper Sandler met with representatives of DPV and discussed Lumos’s valuation and financing provisions in the letter of intent.

On September 16, DPV’s legal counsel, Foley & Lardner LLP (“Foley & Lardner”), also provided the Company with a due diligence request list, and Lumos opened additional sections of its virtual data room to DPV, which included, among other things, certain information related to employee benefits, corporate organization documents, and governmental regulation matters.

On September 16, representatives from Lumos also had an in-person meeting with the FDA to discuss the FDA’s position on Lumos’s Phase 3 clinical development plan (“Type C Meeting”). In accordance with FDA procedures, the FDA was to issue official meeting minutes to Lumos within 30 days of the Type C meeting.

On September 17, 2024, after consulting with Lumos management, representatives of Piper Sandler sent DPV an updated letter of intent, which contemplated, among other things, (i) an offer by DPV to purchase all of the outstanding shares of common stock of Lumos for (a) $4.25 per share and (b) one CVR per share, representing the right to receive additional cash consideration of (A) up to $4.50 per CVR in the aggregate upon the achievement of certain annual global net sales milestones (the “Net Sales Milestones”) before December 31, 2037, (B) up to $2.00 per CVR for each change-of-control transaction involving Lumos or all or substantially all of its assets occurring within 18 months of the closing of the merger and (C) up to 25% of certain transaction proceeds, after certain deductions and net of tax, distributed pro rata among the CVR holders for certain transactions involving Lumos’s assets in the cardiometabolic field or, excluding LUM-201, in any field occurring within 18 months of the closing of the merger (the “Transaction Milestones”), (ii) a loan of up to $7.5 million to fund certain of Lumos’s operating expenses relating to its clinical trials for LUM-201 during the interim period, bearing interest at an annual rate of 15% and secured by a first priority security interest in all of Lumos’s assets, (iii) a termination fee payable by the Company to DPV of 4% of the aggregate upfront cash consideration plus any amounts owed under the interim financing loan if the Company terminates the merger agreement to accept a superior offer, (iv) the execution of customary voting agreements by all directors and officers of Lumos and their affiliates and (v) a 30-day exclusivity period.

Later on September 17, 2024, Mr. Hawkins and Mr. Schuchart met with the business development team of Party A to discuss updates regarding Lumos’s process to complete a merger, sale or acquisition transaction and also on September 17, 2024, Mr. Uzpen provided an executed letter of intent to Piper Sandler with the expiration of such letter of intent to expire at 5:00 p.m. Eastern Time on September 18, 2024.

On September 18, 2024, the Lumos Board met with Lumos Management and a representative of Wilson Sonsini and evaluated the letter of intent that DPV had signed. The Lumos Board compared the financial terms and acquisition deal structure proposed by DPV and Party A. The Lumos Board further evaluated the risks in closing a potential deal with each party. Lumos Management recommended accepting DPV’s letter of intent because it outlined a transaction that would deliver the most value to Lumos’s stockholders. Additionally, compared to Party A’s offer, DPV proposed higher upfront consideration and an interim financing option to preserve LUM-201’s value through closing of the transaction. Lumos management also projected a transaction with DPV would take less time to close and face less regulatory scrutiny than a similar transaction with Party A. After considering these factors, the Lumos Board unanimously agreed with management’s recommendation and approved the transaction as outlined in the letter of intent signed by DPV. As a result, Lumos countersigned the letter of intent after 5 p.m. Eastern Time on September 18.

On September 19, 2024, Lumos and DPV executed a letter of intent with a revised expiration period and Lumos subsequently notified Party A about the exclusivity provision contained in the letter of intent with DPV and ceased discussions with Party A.

On September 20, 2024, DPV management had a teleconference with representatives of Piper Sandler whereby the parties discussed the possible structure for the merger, including whether the transaction should be structured as a tender offer pursuant to Section 251(h) of the DGCL as compared to a merger whereby Lumos would first be required to hold a special meeting for its stockholders to approve the transaction.

On September 27, 2024, Foley & Lardner sent an initial draft merger agreement to Cooley. The draft merger agreement proposed, among other things, (i) a tender offer by Purchaser, an indirect, wholly owned subsidiary of DPV, to purchase all of the outstanding shares of common stock of Lumos for the consideration set forth in the letter of intent, (ii) the acceleration of all restricted stock units and in-the-money stock options for the same consideration payable in the tender offer, with performance-based stock option treatment under consideration, (iii) the cancellation of all out-of-the-money options for no consideration, (iv) a termination fee payable by the Company to Parent of 4% of the aggregate upfront cash consideration plus any amounts owed under the interim financing loan if the Company terminates the merger agreement to accept a superior offer, Parent terminates the merger agreement due to a default under the clinical trial funding agreement and in certain other circumstances, (v) certain closing conditions, such as a minimum number of Lumos shares tendered in connection with the offer, the absence of a material adverse effect related to Lumos’s business and the number of dissenting shares not representing more than 10% of the Company’s outstanding shares, (vi) the requirement that certain stockholders who hold large blocks of shares also deliver tender and support agreements in addition to all of the Company’s directors and executive officers and their respective affiliates and (vii) certain non-solicitation obligations, subject to certain fiduciary outs by the Company. Also, on September 27, Foley & Lardner sent supplemental due diligence requests to representatives of Piper Sandler, who forwarded them to Lumos management.

On September 28, 2024, Cooley sent an initial draft of the contingent value rights agreement to Foley & Lardner, which proposed terms materially consistent with the letter of intent other than a proposal to remove the netting of taxes from the calculation of the Transaction Milestones amounts due to the complexity involved in calculating such amounts. On October 4, 2024, Foley & Lardner sent Cooley a revised draft of the contingent value rights agreement, which, the parties continued to negotiate through October 21, 2024, including with respect to the calculation of the Transaction Milestone amounts and the calculation of the Net Sales Milestones amounts.

On September 30, 2024, Foley & Lardner sent an initial draft of the tender and support agreement to Cooley. On October 2, 2024, Cooley sent Foley & Lardner a revised draft of the tender and support agreement, which the parties continued to negotiate through October 7, 2024, including with respect to the representations and warranties of the parties thereto, the covenants of Lumos’s directors, executive officers and affiliates party thereto and the termination provisions.

On October 5, 2024, Foley & Lardner sent Cooley an initial draft of the clinical trial funding agreement which proposed, among other things, a maximum loan of $7.5 million to be advanced directly to third parties for the payment of certain clinical trial expenses of Lumos for LUM-201, a 15% interest rate per annum, a first priority security interest in all of Lumos’s assets, other than certain customary exclusions, customary representations and warranties, the definition of material adverse event, customary covenants of the Company and certain events of default including the failure to make requirement payments to DPV, any representation or warranty of the Company being incorrect in any material respect, a breach by the Company of its covenants thereunder, certain bankruptcy and insolvency events and the occurrence of a material adverse event. On October 9, 2024, Cooley sent Foley & Lardner a revised draft of the clinical trial funding agreement, which the parties continued to negotiate through October 20, 2024, including with respect to the advancement of funds thereunder, the definitions of material adverse event, permitted liens and permitted indebtedness, and the events of default thereunder.

On October 7, 2024, Cooley sent Foley & Lardner a revised draft of the merger agreement, which proposed, among other things, that (i) all performance-based stock options would be accelerated in full, (ii) out-of-the-money stock options would receive compensation to the extent that the cash payment of $4.25 per share plus any cash payments made pursuant to the CVR exceeded the exercise price per share of such option, (iii) the termination of the merger agreement due to a default under the clinical trial funding agreement would not be a termination event under the merger agreement and would not entitle Parent to a termination fee, (iv) there would be no dissenting shares condition to closing the transaction, (v) the Company would not be required to obtain tender and support agreements from significant stockholders who are not affiliated with its directors and officers and (vi) the Lumos Board could change its recommendation if a change in circumstance occurred.

On October 8, 2024, the Lumos Board met via videoconference with Lumos management and representatives from Piper and Wilson Sonsini to discuss the status of the merger transaction, the schedule for further meetings of the Lumos Board to review and analyze the merger transaction and the tentative timeline for execution of the merger agreement and related press release. Mr. Powers reported on the status of negotiations on the merger agreement and other principal legal documents. Later that same day, Cooley sent Foley & Lardner an initial draft of the Company disclosure letter, which the parties continued to negotiate through October 21, 2024.

On October 11, 2024, Foley & Lardner sent Cooley a revised draft of the merger agreement, which, among other things, reverted to DPV’s initial positions on the dissenting shares condition, except the threshold was further reduced to 5% of the Company’s outstanding common stock and requiring that a termination fee be paid to Parent if the merger agreement was terminated due to a default under the clinical trial funding agreement, also proposed that performance-based stock options be accelerated assuming the target performance conditions were met based on the default position set forth in Lumos’s equity plans and clarifying that payments to out-of-the-money option holders after five years would require such holders to remain employed.

On October 16, 2024, Cooley sent Foley & Lardner a revised draft of the merger agreement which proposed, among other things, that no termination of the merger agreement would be available and no termination fee would be payable to Parent if the merger agreement was terminated due to a default under the clinical trial funding agreement, removing the dissenting share condition, accelerating performance-based stock options at the maximum level of performance conditions and removing the condition that out-of-the-money option holders remain employed after five years to receive payments.

On October 16, 2024, the Compensation Committee of the Lumos Board met via videoconference to discuss certain employee compensation matters. At this meeting, the Compensation Committee approved recommending that the Lumos Board approve certain annual bonuses for the year ended December 31, 2024 in an aggregate amount of $2.8 million to executive officers and other employees of the Company to paid immediately prior to closing the merger.

On October 18, 2024, Foley & Lardner sent Cooley a revised draft of the merger agreement, which proposed, among other things, including the dissenting shares condition at the 10% threshold, allowing Parent to terminate the merger agreement for a default under the clinical trial funding agreement relating to the use of proceeds therefrom, however no termination fee would be paid to Parent in connection with such termination, accelerating the performance-based stock options assuming the target level of performance conditions were met and keeping the treatment of out-of-the-money option holders subject to further review.

On October 18, 2024, the Lumos Board held a meeting, attended by members of management, representatives of Piper Sandler and representatives of Cooley and Wilson Sonsini. At the meeting, management presented the financial projections for the Company including assumptions made around timing of the first commercial sale of LUM-201, pricing, market opportunity, staffing, additional LUM-201 indications to be pursued, assumptions management used to determine the probability of success for each indication, and tax considerations. Management also reviewed cash considerations and a liquidation analysis. The Lumos Board reviewed the projections and approved the financial projections. Legal counsel reviewed the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives, provided an update on the status of the negotiations and summarized the material terms in the drafts of the merger agreement, contingent value rights agreement, clinical trial funding agreement and tender and support agreement. In addition, representatives of Piper Sandler reviewed with the Lumos Board Piper Sandler’s preliminary financial analysis relating to the $4.25 per share cash amount of the Offer and the Merger. At this meeting, the Lumos Board recommended further negotiating with DPV with the goal to sign the transaction early the following week. The Lumos Board also approved the 2024 annual bonuses of up to $2.8 million to executive officers and other employees of the Company to paid immediately prior to closing the merger, as recommended by the Compensation Committee of the Lumos Board.

Later that same day, Mr. Hawkins, Ms., Lawley and Mr. Powers held a teleconference with Mr. Uzpen and Dr. Murray to evaluate the financial impact of accelerating performance-based stock options at the maximum level of performance versus an acceleration schedule based on meeting the target performance conditions.

Later that evening, Cooley sent Foley & Lardner a revised draft of the merger agreement, which proposed, among other things, that out-of-the-money options would be cancelled for no consideration in exchange for an agreement on the tax treatment of certain payments to equity award holders in connection with the transaction, that the dissenting share condition threshold be increased to 15% and that performance-based stock options would be accelerated at the maximum level of performance.

On October 19, 2024, Cooley sent to Foley & Lardner a revised draft of the Company disclosure letter, which included the 2024 annual bonuses approved by the Lumos Board.

On October 20, 2024, Foley & Lardner sent to Cooley a revised draft of the merger agreement, which, among other things, clarified the tax treatment of certain payments to equity award holders in connection with the transaction and decreased the dissenting shares condition to the 10% threshold.

On October 21, 2024, Cooley and Foley & Lardner exchanged revised drafts of the merger agreement, contingent value rights agreement and the Company disclosure letter with minor edits in an effort to finalize the documents.

On October 21, 2024, the Lumos Board held a meeting, attended by members of management, representatives of Piper Sandler and representatives of Cooley and Wilson Sonsini. Management confirmed that there were no changes to the financial projections which were approved by the Board at its meeting on October 18. Legal counsel reviewed the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives and reviewed the outcome of the negotiations on the open issues on the transaction documents as discussed at the meeting of the Lumos Board on October 18. In addition, representatives of Piper Sandler reviewed with the Lumos Board a financial analysis of the $4.25 per share cash amount of the Offer and the Merger, and rendered to the Lumos Board an oral opinion of Piper Sandler, subsequently confirmed by delivery of a written opinion dated October 22, 2024, to the effect that, based upon and subject to the various assumptions, qualifications and limitations set forth therein, as of such date, the $4.25 per share cash amount proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of the Piper Sandler written opinion, please see this Item 4 under the heading “Opinion of Piper Sandler & Co.” The written Piper Sandler opinion is attached to this Schedule 14D-9 as Annex I. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Lumos Board”), the Lumos Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger, the CVR Agreement and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, and resolved that the Merger be governed by Section 251(h) of the DGCL; (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, upon the terms and subject to the conditions set forth therein; and (iv) approving the Merger Agreement and the transaction contemplated thereby for purposes of Section 203 of the DGCL.

Following the approval of the Transactions by the Lumos Board, DPV’s management team and Lumos’s management team met via videoconference to discuss the 2024 annual bonuses approved by the Lumos Board at the meeting held on October 18, 2024 and whereby DPV expressed concern regarding the 2024 annual bonuses given such bonuses were based, in part, on a period in which the performance of Lumos had not yet been completed and that such a determination would be more fairly determined after the completion of Lumos’s fiscal year which ends on December 31, 2024. DPV indicated that they would be agreeable to proceeding either where (a) everyone would receive a bonus equal to 80% of their target or (b) the normal bonus process would occur following the end of the fiscal year and for only those employees (not including senior management) who were terminated by the Company after the merger, such employees would receive a bonus equal to 80% of their target.

On the morning of October 22, 2024, Lumos notified DPV that they would proceed with the review of bonuses for the 2024 year ended December 31, 2024 taking place at their regularly scheduled time and process and that any terminated employee (other than senior management) would receive 80% of their target bonus. Following this indication, the Lumos Board, acting by unanimous written consent, approved the rescission of the previously approved 2024 annual bonuses.

Later that afternoon, on October 22, 2024, following the Lumos Board’s approval of the Merger Agreement (including the form of the CVR Agreement), and the Transactions, the Company, Parent and Purchaser executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement) and the CTF Agreement and the Company delivered Tender and Support Agreements from each of its directors, executive officers and their respective affiliates.

Before the opening of trading of the U.S. stock markets on October 23, 2024, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.

On November 13, 2024, Purchaser commenced the Offer, and later on November 14, 2024, the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Lumos Board

In evaluating the Offer and the Merger, the Lumos Board consulted with the Company’s management and outside legal and financial advisors and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The Lumos Board believes that the following material factors and benefits support its determination and recommendation:

•

Attractive Value. The Lumos Board considered the then-current and historical market prices for the Shares, and the fact that the Cash Amount represents a premium to recent market prices of the Shares of:

•	approximately 7.6% to the Company’s closing share price on October 22, 2024, the last trading day prior to announcement of the Offer;

•	approximately 10.5% to the 30-trading-day volume weight average price as of October 22, 2024;

•	approximately 193% to the 52-week low closing price of $1.45 per share for the 52-week period prior to the announcement of the Offer;

•	approximately 5% to the 52-week high closing price of $4.05 per share for the 52-week period prior to the announcement of the Offer;

•

Certainty of Value. The fact that the Cash Amount is all cash, and the Transactions therefore provide immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associate with the Company’s standalone strategy;

•

Results of Market Check Process. The fact that the Lumos Board conducted a robust market check, including discussions with respect to reverse merger transactions, with the assistance of its financial advisor, conducted additional outreach and discussions with respect to financial buyer transactions and with potential parties that were, in the view of the Lumos Board, with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the Lumos Board considered more advantageous to the Company’s stockholders than the Transactions;

•

Best Offer. The Lumos Board’s belief that as a result of the extensive strategic review process and negotiation of the terms of the Transaction, the Company had obtained an offer that was Parent’s best offer and provided an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•	CTF Agreement. The fact that Parent will fund our clinical trials and research and development expenses through a loan of up to $7.5 million pursuant to the CTF Agreement;

•

CVR. The fact that the Transactions offer the Company’s stockholders an opportunity to, within specified parameters, obtain additional cash compensation upon achievement of certain milestones pursuant to the CVR Agreement;

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Lumos Board that the likelihood of completing the Merger is relatively high, particularly in light of the lack of any required regulatory filings and the terms of the Merger Agreement, including the conditions to the Merger Closing being specific and limited;

•

Absence of Material Conflicts on the Lumos Board. The fact that the members of the Lumos Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Lumos Options and/or Lumos RSUs and receipt of the Offer Price and the Merger Consideration in connection with such equity awards upon the closing (except for any Out-of-the-Money Options which will be cancelled without any cash payments made thereon), on the terms set forth in the Merger Agreement, and (iii) the receipt of fees for service on the Lumos Board and its other committees;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the

Merger Agreement in connection with accepting a superior proposal while paying a termination fee that the Lumos Board believed to be reasonable and not preclusive of such a proposal;

•

Minimum Condition. The fact that the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•

Prospects of the Company on a Standalone Basis. The Lumos Board’s assessment of the assets, liabilities and financial condition of the Company on a standalone basis, including the Company’s need to raise significant additional funding to support its Phase 3 trial for LUM-201;

•

Expected Return to Stockholders if the Company Liquidated. The Lumos Board’s belief that the per share consideration to be paid to the holders of Shares in the Transactions is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation, which conclusion was based on a dissolution analysis performed by the Company’s management (as more fully described under the heading “Lumos Management Dissolution Analysis” in this Item 4), and, among other factors, the following:

•

an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

•

the Company’s directors and officers do not have substantial experience with the liquidation of companies which would necessitate engaging and compensating experienced consultants to assist with liquidation efforts, as well as incentivizing certain existing employees to remain with the Company through the liquidation process; and

•	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s product candidates;

•

Appraisal Rights. The fact that stockholders of record and beneficial owners of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Opinion of Piper Sandler & Co. The oral opinion of Piper Sandler, delivered to the Lumos Board on October 21, 2024 (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion dated October 22, 2024), to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler, as described in its written opinion, the Cash Amount was fair, from a financial point of view, to the holders of Lumos Common Stock, as more fully described below under the heading “Opinion of Piper Sandler & Co.”

The Lumos Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in the potential benefits of a combination in any future merger, consolidation or other strategic transaction after the Merger, other than as contemplated in the CVR Agreement and thus benefit from the potential of a combined company to create additional stockholder value through a third party partner’s development programs and business;

•	The Uncertain Value of the CVRs. The fact that there is significant uncertainty around the ability to meet any or all of the milestones in the CVR;

•

No Solicitation and Termination Fee. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow the Lumos Board to exercise its fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee equal to (i) 4.0% of the total equity value (on a fully-diluted basis) implied by the Cash Amount, plus (ii) any then-outstanding amounts, including principal and interest remaining under the CTF Agreement);

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have expended extensive time and effort and the Company’s employees will have experienced significant distractions from their ordinary work on behalf of the Company;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including a potential expense reimbursement payment by the Company to Parent if the Company breaches the exclusivity provisions contained in the letter of intent and the Offer and Merger are not completed;

•	Potential Lawsuits. The possibility of lawsuits, actions or proceedings in respect of the Merger Agreement or the Transactions; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Lumos and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Lumos Board in its consideration of the Offer and the Merger. After considering these and other factors, the Lumos Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the Lumos Board, and the complexity of these factors, the Lumos Board did not find it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Lumos Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the Lumos Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Certain Unaudited Prospective Financial Projections of Lumos

Lumos does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Lumos Board’s review of potential strategic alternatives (including the Merger), Lumos’s management, at the direction of the Lumos Board, prepared unaudited financial projections of Lumos for fiscal years 2025 through 2045 on a stand-alone basis (as summarized below), reflecting the best then-available estimates and judgments of Lumos’s management on a risk-adjusted basis (the “Projections”). The Lumos Board previously approved the Projections and directed Piper Sandler, to use and rely upon the Projections in connection with the rendering of its fairness opinion to the Lumos Board summarized under the heading “Opinion of Piper Sandler & Co.” and performing its related financial analyses.

The Projections reflect estimates and assumptions made by Lumos’s management with respect to, among other things: the date of first commercial sale of LUM-201; probability of success of each LUM-201 indication (as further described below); general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond Lumos’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on Lumos’s business and its results of operations. As such, the Projections constitute forward-looking information and are subject to many risks and uncertainties that could cause actual results to differ materially from the results estimated in the Projections, which Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Lumos management at the time the Projections were created. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the ability to generate revenue for LUM-201; the ability to obtain regulatory approval and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of Lumos’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in Lumos’s annual report on Form 10-K for the fiscal year ended December 31, 2023, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

In preparing the Projections, Lumos management assumed (1) that Lumos pursues the development and commercialization of LUM-201 in major global markets, excluding China, which already have a history of approvals for the use of rhGH in the following indications: pediatric growth hormone deficiency (“PGHD”), idiopathic short statute (“ISS”), Turner Syndrome, Prader-Willi Syndrome, and Small for Gestational Age (to achieve these projections, the Company estimated a capital need of $142 million, net of estimated cash on hand as of December 31, 2024, to support operations through 2027, and at least an additional $100 million to support operations until the Company can achieve net positive cash flows) (2) that Lumos receives revenue and certain sales milestones from potential future partnerships for the development and commercialization of LUM-201 for each of these indications in China; and (3) that Lumos does not earn revenue from the sale of any products or product development programs other than those described above, or incur any additional development, regulatory, manufacturing or sales or marketing costs associated with any such products or product development programs described in this clause (3). The probability of success refers to the good faith assumptions made by Lumos Management of the success of each LUM-201 indication pursued in the Projections reaching approval and commercial success. The corresponding anticipated product candidate launch timeline for each indication was based on good faith assumptions made by Lumos Management. A cumulative probability of success was applied to the net revenues by indication whereas the operating expenses were adjusted based by a probability computed by the phase of development. The Lumos management team assigned a probability of successfully partnering LUM-201 in China and it was applied to the future royalties and sales milestone payments.

The Projections were not prepared with a view to public disclosure or toward compliance with generally accepted accounting principles as applied in the United States (“GAAP”), the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, Lumos’s independent auditor has not examined, reviewed, compiled or otherwise performed any procedures with respect to the Projections, and accordingly assumes no responsibility for, and expresses no opinion or other form of assurance on, the Projections. By including the Projections in this Schedule 14D-9, neither Lumos nor any of its affiliates, officers, directors, advisors or other representatives, including Piper Sandler, has made or makes any representation to any person regarding the information included in the Projections or the ultimate performance of Lumos or any of its affiliates compared to the information contained in the Projections. Lumos has not made and makes no representation to DPV in the 2024 Merger Agreement or otherwise, or to any holders of Shares, in this Schedule 14D-9 or otherwise, concerning the Projections or regarding Lumos’s actual performance compared to the Projections or that the Projections will be achieved.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Lumos provided in the Company’s public filings with the SEC. In addition, the Projections were prepared prior to the execution of the 2024 Merger Agreement and do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the 2024 Merger, nor do they take into account the effect of any failure to complete the 2024 Merger. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections. Neither Lumos nor any of its affiliates assumes any responsibility for the accuracy of the information provided in the Projections.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW, LUMOS DOES NOT INTEND, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN LUMOS PREPARED THE PROJECTIONS OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS OR CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS, EVEN IN THE EVENT THAT ANY OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN NOT TO BE APPROPRIATE. SINCE THE PROJECTIONS COVER MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

All of the measures included in the Projections are non-GAAP financial measures. Lumos’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential strategic alternatives of Lumos, the Offer and the Merger. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Lumos Board or Piper Sandler. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for or superior measure to, financial information presented in compliance with GAAP.

The Company’s stockholders should also note that these non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP, and therefore have limits in their usefulness. Because of the non-standardized definitions, the non-GAAP financial measures as used by Lumos in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and therefore may not be comparable to, similarly titled amounts used by other companies. The most directly comparable GAAP financial measure for Earnings Before Income and Taxes is net income (loss) and the most directly comparable GAAP financial measure for unlevered free cash flow is net cash provided by (used in) operating activities. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Lumos Board and to Piper Sandler to evaluate the Transactions.

The following table presents a summary of the risk-adjusted management Projections (dollars in millions):

	Projections
	($ amounts in millions)
	Fiscal Year Ending December 31
	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Risk Adjusted Net Revenue(1)	$1	$1	$1	$1	$17	$67	$96	$124	$181	$251	$324	$351	$364	$376	$387	$395	$402	$402	$212	$112	$97
EBIT(2)	($47)	($48)	($54)	($51)	($46)	$0	$12	$46	$94	$148	$211	$227	$240	$248	$255	$259	$263	$264	$116	$33	$38
Unlevered Free Cash Flow(3)	($48)	($48)	($54)	($49)	($50)	($1)	$12	$42	$88	$144	$205	$216	$219	$190	$193	$196	$198	$200	$65	$7	$31

(1)

Risk Adjusted Net Revenue, as presented herein, reflects net revenue associated with product sales of LUM-201, as well as potential future royalty and milestone payments, as adjusted for the anticipated cumulative probability of each indication reaching approval.

(2)

Earnings before interest expenses and taxes (“EBIT”), as presented herein, represents gross profit less total risk-adjusted operating expenses which include estimated expenses relating to the research and development of LUM-201, development-related overhead costs, milestone and royalty obligations to be paid to partners, and expenses relating to the sale and marketing of LUM-201.

(3)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) tax expenses (assuming a federal tax rate of 21%, estimated state tax rate of 4%, adjusted for anticipated utilization of net operating loss carryforwards and offset by anticipated research and development tax credits), and (ii) changes in net working capital.

Lumos Management Dissolution Analysis

At the direction of the Lumos Board, to assist the analysis and decision of the Lumos Board with respect to whether to approve the Company’s entry into the Merger Agreement and recommendation by the Lumos Board that the Company’s stockholders tender their shares into the Offer, Lumos management prepared the Management Dissolution Analysis, a financial analysis of the value that may be realized in a liquidation as an alternative to pursuing the Merger under two scenarios, “Dissolution Scenario A” and “Dissolution Scenario B.” Each scenario assumed a 3-month wind-down process whereby the Company would be able to restructure and close operations and complete the dissolution and distribute cash to the stockholders of Lumos by the end of December 2024.

The difference between Dissolution Scenario A and Dissolution Scenario B primarily relates to Lumos management’s estimates around the expectation of the proceeds to be received from the disposition of the Company’s assets and estimates for liabilities that would not be assumed in connection with the disposition of the Company’s assets, including the lead product candidate, LUM-201. The Company estimated liquidation costs of approximately $5.0 million primarily attributable to the payment of severance, transaction expenses, insurance, and other operating expenses.

Under Dissolution Scenario A, it was estimated that approximately $5.5 million in cash would be available as of December 31, 2024. It was then assumed that the Company would realize $3.9 million in liquidation proceeds, offset by an estimate for potential claims of $3.6 million and liquidation costs of $5.0 million. These assumptions resulted in a net residual value of $825,000, or $0.09 per share.

Under Dissolution Scenario B, it was estimated that approximately $6.1 million in cash would be available as of December 31, 2024. It was then assumed that the Company would realize $11.1 million in liquidation proceeds, offset by an estimate for potential claims of $1.8 million and liquidation costs of $5.0 million. These assumptions resulted in a net residual value of $10.4 million, or $1.19 per share.

The timing of the distributions, if any, and the distribution of proceeds would depend on factors such as the actual proceeds received for the sale of any of the assets from the Lumos portfolio, actual expenses incurred, the amount of wind-down costs, the amount required to settle the Company’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by the Company of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Management Dissolution Analysis, that the Management Dissolution Analysis accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.

Dissolution Analysis - Distribution to Stockholders in Dissolution Scenario A and Dissolution Scenario B
($ amounts in thousands, except per share amounts)
	Scenario A	Scenario B
Liquidation Proceeds
Ending Cash (December 31, 2024)	$5,500	$6,112
Gross liquidation proceeds	3,943	11,054

Cash Available to Distribute	$9,443	$17,166
Liquidation Costs
Gross liquidation costs	(4,988)	(4,988)
Gross claims	(3,630)	(1,815)

Total Liquidation Costs	$(8,618)	$(6,803)

Residual Value available for Distribution to stockholders	$825	$10,363
Distribution to stockholders (per Share)	$0.09	$1.19

Opinion of Piper Sandler & Co.

On October 21, 2024, Piper Sandler rendered its oral opinion to the Lumos Board (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion dated October 22, 2024) to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler set forth therein, the Cash Amount was fair, from a financial point of view, to the holders of Lumos Common Stock.

The full text of the Piper Sandler written opinion dated October 22, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and should be read carefully in its entirety. Piper Sandler’s opinion addressed solely the fairness, from a financial point of view, to the holders of Lumos Common Stock, of the Cash Amount and does not address any other terms or agreement relating to the Offer or the Merger or any other terms of the Agreements, including the Offer Price or Merger Consideration or any terms of the CVRs or any terms of the loans pursuant to the CTF Agreement. Piper Sandler’s opinion was directed to the Lumos Board in connection with its consideration of the Offer and the Merger and was not intended to be, and does not constitute, a recommendation to any Company stockholder as to how such stockholder should act or vote with respect to the Offer or the Merger (including whether they should tender any or all of their shares of Lumos Common Stock into the Offer) or any other matter. Piper Sandler’s opinion was approved for issuance by the Piper Sandler opinion committee.

In connection with rendering its opinion and performing its related financial analyses, Piper Sandler, among other things:

•	reviewed and analyzed the financial terms of a draft labelled “Execution Version” of the Merger Agreement;

•	reviewed a draft provided on October 22, 2024 of the CVR Agreement;

•	reviewed a draft labelled “Execution Version” of the CTF Agreement;

•

reviewed a draft labelled “Execution Version” of the form of tender and support agreement (the “Support Agreement” and, together with the Merger Agreement, the CVR Agreement and the CTF Agreement, the “Agreements”) to be entered into by and among Parent, Purchaser, and the members of the Lumos Board, the executive officers of the Company, and certain other holders of Lumos Common Stock;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company on each of: (i) a going-concern basis, as well as, (ii) a liquidation basis, in each case, that were furnished to Piper Sandler by the Company;

•

conducted discussions with members of senior management and representatives of the Company concerning the matters described in the foregoing, as well as its business and prospects before and after giving effect to the Offer and the Merger;

•	compared certain metrics of the Company with those of certain other publicly traded companies that Piper Sandler deemed relevant; and

•

considered the results of efforts by or on behalf of the Company to solicit indications of interest from third parties with respect to a possible acquisition of the Company, as well possible equity capital raise transactions.

In addition, Piper Sandler conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Sandler in connection with the preparation of its fairness opinion and reviewed with the Lumos Board at a meeting held on October 21, 2024.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Sandler. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Sandler or the Lumos Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 21, 2024, and is not necessarily indicative of current market conditions.

Unless the context indicates otherwise, for purposes of the financial analyses described below, Piper Sandler calculated (i) enterprise value (defined as the relevant company’s common equity value, plus book values of preferred stock and debt, less cash and cash equivalents (“net debt” or “net cash”)), and less short and long term marketable securities and other equity minority investments, plus, where applicable, book value of non-controlling interests, for the Company and each selected public company based on (a) the market value of the relevant company’s diluted common equity, using closing stock prices as of October 18, 2024, calculated using the treasury stock method (“TSM”) and (b) the relevant company’s net debt and other balance sheet items as of such company’s most recently reported quarter end, except in the case of the Company, for which Piper Sandler used net cash as of September 30, 2024 (which amount was approximately $13.5 million as of such date) and (ii) implied per share values for the Company using diluted shares, calculated using TSM.

For purposes of the analyses describe below, the term “Cash Amount” refers to $4.25 per share in cash.

Review of Solicitation Processes

Piper Sandler reviewed the scope and results of the solicitation of interest from other parties with respect to each of a PIPE transaction, as well as a sale transaction, as discussed more fully under Item 4 under the heading “Background of the Offer and the Merger”.

Financial Analyses of the Company

Selected Public Companies Analyses

Piper Sandler reviewed certain market data for certain US-based and US-listed biopharma companies that Piper Sandler deemed relevant including biopharma companies with (i) only one clinical-stage asset in development and no approved products, (ii) the clinical-stage asset being in Phase 2 or Phase 3 ready or ongoing, (iii) cash, cash equivalents and short-term investments of less than or equal to $30 million (as of their latest SEC quarterly filing), and (iv) less than four quarters of cash resources available to fund operations (as disclosed in their most recent SEC filings).

Set forth below are the 17 selected biopharma public companies, as well as their respective phase of development and status within such phase of development:

Company	Development Status
	Phase	Status
Galectin Therapeutics Inc.	Phase 2b/3	Ongoing
Reviva Pharmaceuticals Holdings, Inc.	Phase 3	Ongoing
Intensity Therapeutics, Inc.	Phase 3	Ongoing
AEON Biopharma, Inc.	Phase 3	Ready
Acurx Pharmaceuticals, Inc.	Phase 3	Ready
MiNK Therapeutics, Inc.	Phase 2	Ongoing
HCW Biologics Inc.	Phase 2	Ongoing
Matinas BioPharma Holdings, Inc.	Phase 3	Ready
Cadrenal Therapeutics, Inc.	Phase 3	Ready
Plus Therapeutics, Inc.	Phase 2	Ongoing
Organovo Holdings, Inc.	Phase 2	Ongoing
Adial Pharmaceuticals, Inc.	Phase 3	Ongoing
Lixte Biotechnology Holdings, Inc.	Phase 2	Ongoing
ZyVersa Therapeutics, Inc.	Phase 2	Ready
Shuttle Pharmaceuticals Holdings, Inc.	Phase 2	Ongoing
GRI Bio, Inc.	Phase 2	Ongoing
Genprex, Inc.	Phase 2	Ongoing

For each selected biopharma public company, Piper Sandler reviewed its current (i) implied equity value, calculated as the aggregate value of each company’s diluted outstanding equity securities, based on such company’s closing common stock price as of October 18, 2024, using TSM, and (ii) implied enterprise value. Enterprise values were calculated as implied equity values, adjusted for balance sheet amounts as of their most recent respective reported quarter-ends. The analysis indicated the following maximum, 75th percentile, mean, median, 25th percentile and minimum equity values and enterprise values for the selected public companies, as well as the corresponding values for the Company as of such date and the implied values for the Company based on the Cash Amount:

($ in millions)
	Equity Value	Enterprise Value
Maximum	$175	$234
75th Percentile	$33	$27
Mean	$28	$29
Median	$19	$6
25th Percentile	$4	$2
Minimum	$1	($3)
The Company (at closing price on October 18, 2024)	$36	$22
The Company (at Cash Amount)	$38	$24

For the selected biopharma public companies analysis, Piper Sandler derived a range of implied equity values for the Company based on the implied enterprise value ranges for the selected public companies and then adjusted for estimated net cash for the Company as of September 30, 2024 and Piper Sandler then used the diluted share information described above to calculate an implied value range of Lumos Common Stock per share. This analysis did not account for any assumed additional cash needs of the Company to fund its business plan. Based on the minimum, 25th percentile, median, mean, 75th percentile and maximum implied equity values for the Company, Piper Sandler calculated the following corresponding implied value range for Lumos Common Stock per share:

	Minimum	25th Percentile	Median	Mean	75th Percentile	Maximum
Company Implied Share Price	$1.16	$1.79	$2.29	$4.72	$4.55	$25.18

Discounted Cash Flow Analysis

Using a discounted cash flow analysis, Piper Sandler calculated an estimated range of theoretical enterprise values for the Company based on the present value of (i) projected unlevered after-tax free cash flows from January 1, 2025 to December 31, 2045 (which (x) reflected estimated net operating loss generation and usage, as well as estimated research and development tax credits generation and usage, over such period and (y) did not reflect any projected capital expenditures, depreciation or amortization expense or stock-based compensation expense), discounted back to September 30, 2024 (so as to capture the Company’s current cash balance), and (ii) a projected terminal value at December 31, 2045 calculated using a range of perpetuity growth rates ranging from (2.0)% to 0.0%, discounted back to September 30, 2024. The after-tax free cash flows for each year were calculated based on estimates provided to Piper Sandler by the Company management, including risk adjustments by the Company management to reflect probability of success (“PoS”) weightings based on the judgment of the Company management, as described in this Item 4 under the heading “Certain Unaudited Prospective Financial Projections of Lumos.” Piper Sandler calculated the range of present values for unlevered after-tax free cash flows for such periods using a range of discount rates ranging from 14.2% to 16.2% (using mid-year convention) based on its estimation of the Company’s weighted average cost of capital using the capital asset pricing model, together with a size premium, in order to derive a range of implied enterprise values for the Company. Piper Sandler then adjusted such implied enterprise values for net cash at September 30, 2024 and used the diluted share information described above to calculate an implied value range of Lumos Common Stock per share. Piper Sandler also adjusted for the projected incremental cash needs of approximately $142 million required by the Company to fund operations through the end of 2027, including the completion of the LUM-201 Phase 3 trial in PGHD, according to the Projections, but did not assume any future stockholder dilution from potential financings required to fund its business plan beyond 2027.

This analysis resulted in the minimum and maximum implied value for Lumos Common Stock per share set forth below:

	Minimum	Maximum
Implied Company Per Share Value	($0.75)	$6.72

Hypothetical Liquidation Analysis

Piper Sandler reviewed a hypothetical liquidation analysis for the Company based on a liquidation analysis provided by Company management, which included various assumed realization values. For more information on the Company’s liquidation analysis, please see the section entitled “Certain Unaudited Prospective Financial Projections of Lumos” under Item 4 in this Schedule 14D-9. Piper Sandler also reviewed hypothetical liquidation proceeds ranges adjusted for estimated wind down costs and related fees and expenses, together with estimated unsecured claims, as of December 31, 2024, all as provided by Company management. The Company’s assumed recovery value ranges, together with estimated liquidation costs and unsecured claims are set forth below:

($ in thousands)
	Minimum	Maximum
Total Liquidation Proceeds	$9,443	$17,166
Total Liquidation Costs	($4,988)	($4,988)
Total Claims	($3,630)	($1,815)
Residual Value	$825	$10,363

Piper Sandler then used the diluted share information described above to calculate an implied value range of Lumos Common Stock per share, which resulted in the minimum and maximum implied values for Lumos Common Stock per share set forth below:

	Minimum	Maximum
Implied Company Per Share Value	$0.09	$1.19

Other Information

Piper Sandler also noted for the Lumos Board the following additional information that was not relied upon in rendering its opinion, but was provided for informational purposes.

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Historical Trading Analysis. Piper Sandler reviewed, among other things, the historical closing prices and trading volumes for Lumos Common Stock over the one-year period ended October 18, 2024, which reflected low and high closing prices during such period ranging from $1.45 to $4.05 per share, as compared to the Cash Amount.

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Implied Premia Paid Analysis. Piper Sandler reviewed publicly available information for selected all-cash biopharma M&A transactions to determine the implied premia paid in such M&A transactions over trading prices of the target companies at certain dates immediately prior to announcement of the relevant transaction. Piper Sandler selected biopharma M&A transactions announced since January 1, 2022, involving US based and US-listed biopharma target companies with implied upfront enterprise values (based on the implied upfront purchase price paid for the target company’s common equity calculated at the time of announcement of the relevant transaction) equal to or less than $200 million, and for which the target companies had less than four quarters of cash resources available to fund operations as disclosed in the target companies’ most recent SEC filings at the time of announcement of the applicable transactions. Based on these criteria, Piper Sandler reviewed four M&A transactions and compared, among other things, the implied premiums paid in those selected M&A transactions over certain time periods to the implied premium that would be paid to the holders of Lumos Common Stock based on such time periods ending on October 18, 2024. Piper Sandler excluded one transaction for which the implied premium of the target company stock based on the closing price of the target company stock on the date one trading day prior to announcement of the relevant transaction was in excess of 500%. Such range of implied premiums based on the closing price of the target company stock on the date one trading day prior to the announcement of the relevant transaction, as well as based on the volume weighted average price (“VWAP”) 10 trading days, 30 trading days, 60 trading days, 90 trading days and 120 trading days prior to the announcement of the relevant transaction, resulted in the maximum, 75th percentile, mean, median, 25th percentile and minimum implied value for Lumos Common Stock per share set forth below:

	1-Day Spot	10-Day VWAP	30-Day VWAP	60-Day VWAP	90-Day VWAP	120-Day VWAP
Maximum	$13.11	$12.15	$11.90	$10.89	$9.77	$8.79
75th Percentile	$7.60	$7.08	$6.44	$5.44	$5.10	$4.74
Mean	$7.54	$6.97	$6.30	$5.28	$4.79	$4.43
Median	$5.73	$5.36	$4.49	$3.56	$3.38	$3.31
25th Percentile	$5.67	$5.25	$4.35	$3.39	$3.07	$2.99
Minimum	$5.59	$4.99	$4.35	$3.10	$2.64	$2.32

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Analyst Price Target Review. Piper Sandler reviewed four recent Wall Street research equity analyst per share target prices for shares of Lumos Common Stock as of October 18, 2024. The range of these target prices was $13.00 to $28.00.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Sandler and reviewed with the Lumos Board, but summarizes the material analyses performed by Piper Sandler in rendering its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Piper Sandler believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in Piper Sandler’s written opinion. In arriving at its opinion, Piper Sandler considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Sandler made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Sandler’s view of the actual value of Lumos Common Stock.

No selected company or transaction used in any analysis above for purposes of comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Offer and the Merger were compared and other factors that could affect the public trading value or transaction value of the Company.

Piper Sandler performed its analyses for purposes of providing its opinion to the Lumos Board. Certain of the analyses performed by Piper Sandler were based upon financial projections of future results furnished to Piper Sandler by the management of the Company, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Sandler does not assume responsibility if future results are materially different from projected financial results.

Piper Sandler’s opinion was one of many factors taken into consideration by the Lumos Board in making the determination to approve the Merger Agreement. While Piper Sandler provided advice to the Lumos Board during the Company’s negotiations with DPV, Piper Sandler did not recommend any specific form or amount of consideration.

Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of the Company that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Sandler assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Sandler, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company, including (i) risk adjustments applied by management of the Company to its going concern forecasts and estimates, (ii) estimates of additional cash needs until achievement of the Company’s next major clinical milestone, and (iii) liquidation values (and associated costs) estimated to be realized by the Company in the event it were unable to raise sufficient funding for its business plan and were otherwise forced into a liquidation event. Piper Sandler expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Sandler relied, with the consent of the Lumos Board, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreements.

In arriving at its opinion, Piper Sandler assumed that the executed Agreements would be in all material respects identical to the last draft reviewed by Piper Sandler. Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreements and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger will be consummated pursuant to the terms of the Agreements without amendments thereto and (iv) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the Offer and the Merger will be obtained in a manner that will not adversely affect the Company or the Cash Amount.

In arriving at its opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. Piper Sandler expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Sandler undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, Piper Sandler’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Offer and the Merger.

Piper Sandler’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion; events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Sandler did not express any opinion as to the price at which shares of Lumos Common Stock may trade following announcement of the Offer and the Merger or at any future time, or the price at which the CVRs may trade following issuance or at any future time. Piper Sandler did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Sandler’s opinion addressed solely the fairness, from a financial point of view, to holders of Lumos Common Stock of the proposed Cash Amount set forth in the Merger Agreement and did not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Agreements, including the Offer Price or Merger Consideration, or any terms of the CVRs or any terms of the loans pursuant to the CTF Agreement. Piper Sandler was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Cash Amount or any payments in respect of any CVR, or any other terms contemplated by the Agreements or the fairness of the Offer and the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Offer or the Merger, or any class of such persons, relative to the compensation to be received by holders of Lumos Common Stock in the Offer and the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Offer and the Merger.

Information about Piper Sandler

As a part of its investment banking business, Piper Sandler is regularly engaged in the valuation of businesses in biopharmaceutical and other industries and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Lumos Board selected Piper Sandler to be its financial advisor and render its fairness opinion in connection with the Offer and the Merger on the basis of such experience and its familiarity with the Company.

Intent to Tender

To the knowledge of Lumos, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Lumos’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 17.7% of the outstanding Shares as of October 22, 2024. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary of the Form of Support Agreement contained in Item 3 under the heading “Form of Support Agreement,” which is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Lumos nor any person acting on its behalf has directly or indirectly employed, retained or compensated any person to make solicitations or recommendations to Lumos’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Lumos, for which services no additional compensation will be paid.

Piper Sandler acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive a fee of $2,500,000 from the Company for providing its services, which is contingent upon the consummation of the Offer, except for $750,000 of such fee which has been earned by Piper Sandler for rendering its fairness opinion, which is creditable against the total fee and is not contingent upon the consummation of the Offer or the Merger or the conclusions reached in Piper Sandler’s opinion. The Company has also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with its services.

In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Company and affiliates of DPV for their own account or the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may in the future provide investment banking and financial advisory services to the Company, DPV or entities that are affiliated with the Company or DPV, for which Piper Sandler would expect to receive compensation.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Lumos Options and Lumos RSUs and issuances by Lumos with respect thereto, and the grant of Lumos Options and Lumos RSUs in the ordinary course, no transactions with respect to Shares have been effected by Lumos or, to the knowledge of Lumos after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Lumos is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, Lumos’s securities by Lumos, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Lumos or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Lumos or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Lumos.

Except as described above or otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Lumos Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Arrangements Between Lumos and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Golden Parachute Compensation

The information set forth in Item 3 under the heading “Golden Parachute Compensation” is hereby incorporated by reference.

Vote Required to Approve the Merger

The Lumos Board has approved the Merger Agreement, the CVR Agreement, the CTF Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Lumos, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Lumos in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder) held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Lumos Board has approved the Merger Agreement and the Transactions (including the Support Agreements), as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of Shares who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Purchaser accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date of this Schedule 14D-9, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

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prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date this Schedule 14D-9 is provided (which such date is November 14, 2024), deliver to the Company at the address indicated below a written demand for appraisal of Shares held or owned, as applicable, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Lumos Pharma, Inc., 4200 Marathon Blvd., Suite 200, Austin, Texas 78756.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Lumos, please see Lumos’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 7, 2024, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024, filed with the SEC on May 15, 2024, August 2, 2024 and November 7, 2024, respectively.

Legal Proceedings

There is no pending litigation that Lumos is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and Lumos are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Lumos have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, DPV, Parent and Purchaser commenced the Offer on November 13, 2024 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Lumos or any other securities. DPV, Parent and Purchaser have filed a tender offer statement on the Schedule TO, including the offer to purchase, a letter of transmittal and related documents, with the SEC, and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION

STATEMENT ON THIS SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Georgeson LLC, by toll-free telephone at (866) 308-8747 or by email at lumos@georgeson.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financial Information” section of the Company’s website at https://investors.lumos-pharma.com/investor-relations/.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions, which may or may not be satisfied or waived; the potential effects of the proposed Transactions on Lumos; that this transaction with DPV offers the best path forward for the further development of LUM-201; and the potential payment of proceeds to the Lumos stockholders, if any, pursuant to the CVRs. Additional forward-looking statements include, among others, statements regarding Lumos’s prospects on a standalone basis, including the funding needs for Phase 3 clinical trial of LUM-201 and the ability of the Transactions to meet such needs; the continued employment status or compensation of any current Lumos employees, including potential future arrangements; the expected returns to stockholders pursuant to statutory liquidation; and any other statements other than statements of historical fact.

These forward looking statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that the various Offer and closing conditions in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of shares of the Company that are tendered in the Offer; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVRs may not result in any value to the CVR Holders; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, Lumos’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. Lumos cautions investors not to unduly rely on any forward-looking statements. The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 13, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Opinion of Piper Sandler & Co., dated October 22, 2024 (included as Annex I to this Schedule 14D-9).

(a)(5)	Press Release issued by Lumos on October 23, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23, 2024).

(e)(1)	Agreement and Plan of Merger, dated October 22, 2024, by and among Lumos, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23, 2024).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23, 2024).

(e)(3)	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23,2024).

(e)(4)	Clinical Trial Funding Agreement, dated October 22, 2024, by and among Lumos and DPV, including the form of Note thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on October 23, 2024).

(e)(5)	Confidentiality Agreement, dated January 3, 2024, by and between Lumos and DPV (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Amended and Restated 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-171300) filed on December 21, 2010).

(e)(7)	Form of Stock Option Agreement under 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-171300) filed on December 21, 2010).

(e)(8)	Form of Stock Option Grant Notice under 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-171300) filed on December 21, 2010).

(e)(9)	Form of Restricted Stock Unit Award Agreement under the 2009 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 5, 2014).

(e)(10)	Form of Restricted Stock Unit Grant Notice [Four Year Annual Vesting] under the 2009 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 5, 2014).

Exhibit No.	Description

(e)(11)	Form of Restricted Stock Unit Grant Notice [Immediately Vested] under the 2009 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.8 of the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 5, 2014).

(e)(12)	2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on May 5, 2013).

(e)(13)	2010 Non-Employee Directors’ Stock Award Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on November 8, 2016).

(e)(14)	Form of Restricted Stock Unit Award Agreement under the 2010 Non-Employee Directors’ Stock Award Plan, as amended (incorporated by reference to Exhibit 10.4 f the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 5, 2014).

(e)(15)	Form of Restricted Stock Unit Grant Notice under the 2010 Non-Employee Directors’ Stock Award Plan, as amended (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 5, 2014).

(e)(16)	2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on March 18, 2020).

(e)(17)	2012 Equity Incentive Plan Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on March 18, 2020).

(e)(18)	2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on March 18, 2020).

(e)(19)	2016 Form of Stock Option Agreement (incorporated by reference to Exhibit 10.4 of the Company’s current Report on Form 8-K (File No. 001-35342) filed on March 18, 2020).

(e)(20)	Employment Agreement, dated March 27, 2020, by and between Lumos and Richard J. Hawkins (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on April 2, 2020).

(e)(21)	Employment Agreement, dated March 27, 2020, by and between Lumos and John McKew (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on April 2, 2020).

(e)(22)	Employment Agreement, dated September 30, 2019, by and between Lumos and Lori D. Lawley, incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K (File No. 001-35342) filed on September 30, 2019).

(e)(23)	Employment Agreement, dated September 30, 2019, by and between Lumos and Bradley J. Powers (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-35342) filed on September 30, 2019).

(e)(24)*	Employment Agreement, dated May 9, 2020, by and between Lumos and Pisit (Duke) Pitukcheewanont, M.D.

(e)(25)*	Offer Letter, dated April 3, 2020 and Employment Agreement, dated April 8, 2020, by and between Lumos and Aaron Schuchart.

(e)(26)	Amendment No. 1 to Employment Agreement, dated June 30, 2021, by and between the Company and Lori D. Lawley (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 6, 2021.

(e)(27)	Amendment No. 1 to Employment Agreement, effective August 1, 2021, by and between the Company and John McKew (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (File No. 001-35342) filed on August 6, 2021.

Exhibit No.	Description

(e)(28)	Form of Indemnity Agreement between Lumos and each of its directors and executive officers (incorporated by reference to Exhibit 10.20 of the Company’s Annual Report on form 10-K (File No. 001-35342) filed on March 9, 2021).

(e)(29)*	Amendment No. 1 to Employment Agreement, dated July 10, 2023, by and between the Company and Pisit (Duke) Pitukcheewanont, M.D.

(e)(30)*	Amendment No. 2 to Employment Agreement, dated January 5, 2024, by and between the Company and Pisit (Duke) Pitukcheewanont, M.D.

(g)	Not applicable.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Lumos Pharma, Inc.

By:	/s/ Richard J. Hawkins_
Richard J. Hawkins
Chief Executive Officer

ANNEX I

Opinion of Financial Advisor

800 NICOLLET MALL, SUITE 900

MINNEAPOLIS, MN 55402

P 800 333-6000

October 22, 2024

Board of Directors

Lumos Pharma, Inc.

4200 Marathon Boulevard, Suite 200

Austin, TX 78756

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Lumos Pharma, Inc. (the “Company”), of the Cash Amount (as defined below), pursuant to a draft of the Agreement and Plan of Merger (the “Merger Agreement”), to be entered into among DPV Parent, Inc. (the “Acquiror”), DPV MergerSub, Inc. (“Merger Sub”), a wholly-owned subsidiary of the Acquiror, the Company and Double Point Ventures LLC (“DPV”). The Merger Agreement provides for, among other things, (i) the commencement by Merger Sub of a tender offer (the “Offer”) to purchase all of the outstanding shares of Company Common Stock at a price per share of $4.25 in cash, subject to certain adjustments (the “Cash Amount”; such adjustments as to which we express no opinion), plus (ii) one contingent value right (a “CVR”; the Cash Amount, together with the CVR, the “Offer Price”), which shall represent the right to receive potential future payments, in cash, subject to certain adjustments as to which we express no opinion, and the terms of which will be governed by a Contingent Value Right Agreement (the “CVR Agreement”), to be entered into by and between the Acquiror and the rights agent to be named therein. Following consummation of the Offer, Merger Sub will be merged (the “Merger” and, together with the Offer, the “Transaction”) with and into the Company, pursuant to which each outstanding share of Company Common Stock, subject to certain exceptions, will be converted into the right to receive the Offer Price. We understand that, in connection with entering into the Merger Agreement, DPV and the Company intend to enter into a Clinical Trial Funding Agreement (the “Bridge Loan Agreement”), whereby the Company may borrow, in one or more borrowings, term loans in an aggregate principal amount not to exceed $7,500,000 (such borrowings, in the aggregate, the “Bridge Loan”). The terms and conditions of the Transaction are more fully set forth in the Agreements (as defined below).

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft labelled “Execution Version” of the Merger Agreement; (ii) reviewed a draft provided on October 22, 2024 of the CVR Agreement; (iii) reviewed a draft labelled “Execution Version” of the Bridge Loan Agreement; (iv) reviewed a draft labelled “Execution Version” of the form of Tender and Support Agreement (the “Support Agreement” and, together with the Merger Agreement, the CVR Agreement and the Bridge Loan Agreement, the “Agreements”) to be entered into by and among Acquiror, Merger Sub and the members of the board of directors of the Company, the executive officers of the Company, and certain other holders of Company Common Stock; (v) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (vi) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company on each of: (x) a going-concern basis, as well as, (y) a liquidation basis, in each case, that were furnished to us by the Company; (vii) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses

Board of Directors

Lumos Pharma, Inc.

October 22, 2024

(v) and (vi) above, as well as its business and prospects before and after giving effect to the Transaction; (viii) compared certain metrics of the Company with those of certain other publicly-traded companies that we deemed relevant; and (ix) considered the results of efforts by or on behalf of the Company to solicit indications of interest from third parties with respect to a possible acquisition of the Company, as well possible equity capital raise transactions. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company, including (i) risk adjustments applied by management of the Company to its going concern forecasts and estimates, (ii) estimates of additional cash needs until achievement of the Company’s next major clinical milestone, and (iii) liquidation values (and associated costs) estimated to be realized by the Company in the event it were unable to raise sufficient funding for its business plan and were otherwise forced into a liquidation event. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreements.

In arriving at our opinion, we have assumed that the executed Agreements will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreements and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Transaction will be consummated pursuant to the terms of the Agreements without amendments thereto and (iv) all conditions to the consummation of the Transaction will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect the Company or the Cash Amount.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including

Board of Directors

Lumos Pharma, Inc.

October 22, 2024

without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock may trade following announcement of the Transaction or at any future time, or the price at which the CVRs may trade following issuance or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Offer or the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and affiliates of DPV for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, DPV or entities that are affiliated with the Company or the Acquiror, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Transaction and other participants in the Transaction that differ from the views of Piper Sandler’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Transaction and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Transaction (including whether they should tender any or all of their shares of Company Common Stock into the Offer) or any other matter. Except with respect to the use of this opinion in connection with the Schedule 14D-9 relating to the Offer in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Cash Amount set forth in the Merger Agreement and does not address any other terms or agreement relating to the Transaction or any other terms of the Agreements, including the Offer Price or Merger Consideration, or any terms of the CVRs or any terms of the Bridge Loan. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction, the merits of the Transaction relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Cash Amount or any payments in respect of any CVR, or any other terms contemplated by the Agreements or the fairness of the Transaction to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Transaction, or any class of such

Board of Directors

Lumos Pharma, Inc.

October 22, 2024

persons, relative to the compensation to be received by holders of Company Common Stock in the Transaction or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Cash Amount is fair, from a financial point of view, to the holders of Company Common Stock as of the date hereof.

Sincerely,

/s/ Piper Sandler & Co.

PIPER SANDLER & CO.

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